
11006598


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2011
WASH, D.C.
211
SECTION



PENNS WOODS BANCORP, INC.

2010 Annual Report & Form 10-K

MISSION STATEMENT

Jersey Shore State Bank is a locally owned, independent, community bank with emphasis on servicing the needs of consumers and small to medium size businesses at a profit, thereby enhancing shareholder value through a professionally-trained and dedicated staff with sound financial resources. We are committed to community leadership and growth.

TABLE OF CONTENTS

To Our Shareholders

Dear Shareholder:

The past year was not vastly different than the past few years. The national economic situation has become stagnant, bank capital levels and credit quality have been in the news, and natural gas exploration within our footprint has exploded. The impact of the natural gas exploration has softened the impact of the national economy. Jobs continue to be created, buildings constructed, and businesses active. These factors may have sheltered the area, but we have not remained unscathed from the issues impacting banks in general. We have experienced an increase in nonperforming loans; however, at a ratio of 1.50% of total loans we continue to compare favorably to the banking industry. We have continued to maintain a ratio of charged-off loans to average loans of only 0.19%. Our charge-offs continue to be minimal due to the credit culture of the company. Solid well collateralized loans continue to be generated. Funding these loans has been an increase in deposits, and in particular, core deposits. The growth in core deposits is a by-product of the knowledge, high level of customer service, and community involvement shared by our employees. When our reputation of being a safe secure local institution is added to our products and employee base, you have a recipe for success as experienced by the growth in core deposits of $48,512,000 or 17% over 2009. Combining solid credit quality with the core deposit growth has resulted in core operating earnings of $10,815,000 for the year ended December 31, 2010.

Customer service, as with all years, was a focus in 2010. Emphasis continued to be placed on technology as a delivery channel to more efficiently and effectively service the needs of our customers. Remote deposit capture, mobile banking, and internet banking remained at the forefront. Supplementing our existing delivery channels was a change in our processing to transition our ATM network from batch processing to real time. This is another area that allows our customers to always have their latest account information at their fingertips. While most of the technological changes were focused on deposit products, loan products also experienced enhancements. Leading the loan changes was the implementation of a solution that allows consumers to enter and send mortgage pre-approval information to our mortgage department from our webpage at the consumer's leisure 24 hours a day, seven days a week. Technology will not dissipate in importance as we move forward through 2011 and beyond, as witnessed by our exploration into utilizing technology to better serve our marketing needs. Effectively and efficiently using technology to deliver service is a must in today's economic world. We will continue to provide new products to our customers and new tools and training to our employees as technological innovations develop.

Bank capital levels continue to be in the news on what seems to be a daily basis. As defined by regulation, your company continues to be well capitalized. Over the past year the various capital ratios have increased due to a level of net income that has funded the dividend payment while providing capital for current and future balance sheet growth. Building shareholder value is the ultimate goal of capital management, which has been undertaken by maintaining a strong dividend payment, increasing capital ratios, and experiencing strong earnings. These items taken as a whole have led to an increase in share price from $32.44 at December 31, 2009 to $39.80 at December 31, 2010.

During the second half of 2010 our current Chairman and former President and Chief Executive Officer, Ronald A. Walko, passed the torch to me and the rest of the Penns Woods Bancorp, Inc. family. On behalf of all stakeholders, I would like to thank Mr. Walko for his years of dedicated service to the company. Mr. Walko has grown the company in terms of asset size and net income, while building a solid corporate citizen with community minded employees. Under his direction the company has not only survived the economic downtown, but has flourished. While other institutions sought government funds, your company said no thanks and maintained its strategic direction. In last year's letter he made a statement that not only holds true today but will also in the future, "shareholder value is built over time, not overnight, which is why we will remain committed to long-term success, not overnight fame".

Sincerely,



Richard A. Grafmyre
President and Chief Executive Officer

Three Year Financial Highlights

DILUTED EARNINGS PER SHARE


$3.00
2.50
2.00
1.50
1.00
2.07
1.59
2.85
'08
'09
'10

RETURN ON AVERAGE EQUITY
(Percent)


17.00
14.00
11.00
8.00
5.00
12.02
9.66
15.30
'08
'09
'10

DIVIDENDS PER SHARE


$ 2.00
1.75
1.50
1.25
1.00
1.84
1.84
1.84
'08
'09
'10

YEAR-END DEPOSITS
(In Millions)


$ 550
475
400
325
250
421
497
518
'08
'09
'10

RETURN ON AVERAGE ASSETS
(Percent)


1.70
1.40
1.10
0.80
0.50
1.27
0.92
1.56
'08
'09
'10

YEAR-END LOANS
(In Millions)


$ 450
400
350
300
250
381
406
416
'08
'09
'10

Penns Woods Bancorp, Inc.
Consolidated Balance Sheet

(In Thousands, Except Share Data)	December 31, 2010	December 31, 2009
ASSETS:		
Noninterest-bearing balances	$ 9,467	$ 13,760
Interest-bearing deposits in other financial institutions	26	28
Total cash and cash equivalents	9,493	13,788
Investment securities, available for sale, at fair value	215,565	208,768
Investment securities, held to maturity, (fair value of $83 and $108)	83	107
Loans held for sale	6,658	4,063
Loans	415,557	405,529
Less: Allowance for loan losses	6,035	4,657
Loans, net	409,522	400,872
Premises and equipment, net	7,658	7,988
Accrued interest receivable	3,765	3,523
Bank-owned life insurance	15,436	14,942
Investment in limited partnerships	4,205	4,898
Goodwill	3,032	3,032
Deferred tax asset	11,897	9,491
Other assets	4,374	4,732
TOTAL ASSETS	$ 691,688	$ 676,204
LIABILITIES:		
Interest-bearing deposits	$ 428,161	$ 417,388
Noninterest-bearing deposits	89,347	79,899
Total deposits	517,508	497,287
Short-term borrowings	27,299	18,354
Long-term borrowings, Federal Home Loan Bank (FHLB)	71,778	86,778
Accrued interest payable	750	1,073
Other liabilities	7,733	5,796
TOTAL LIABILITIES	625,068	609,288
SHAREHOLDERS' EQUITY:		
Common stock, par value $8.33; 10,000,000 shares authorized; 4,015,753 and 4,013,142 shares issued	33,464	33,443
Additional paid-in capital	18,064	18,008
Retained earnings	31,091	27,218
Accumulated other comprehensive loss:		
Net unrealized loss on available for sale securities	(7,276)	(3,569)
Defined benefit plan	(2,413)	(1,920)
Less: Treasury stock at cost, 180,596 and 179,028 shares	(6,310)	(6,264)
TOTAL SHAREHOLDERS' EQUITY	66,620	66,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 691,688	$ 676,204

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Income

(In Thousands, Except Per Share Data)	Year Ended December 31, 2010	2009	2008
INTEREST AND DIVIDEND INCOME:			
Loans, including fees	$ 25,513	$ 25,568	$ 25,228
Investment securities:			
Taxable	5,584	5,424	5,241
Tax-exempt	5,059	5,005	4,871
Dividend and other interest income	206	194	768
TOTAL INTEREST AND DIVIDEND INCOME	36,362	36,191	36,108
INTEREST EXPENSE:			
Deposits	6,055	8,284	9,670
Short-term borrowings	265	396	1,181
Long-term borrowings, FHLB	3,548	3,718	3,981
TOTAL INTEREST EXPENSE	9,868	12,398	14,832
NET INTEREST INCOME	26,494	23,793	21,276
PROVISION FOR LOAN LOSSES	2,150	917	375
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	24,344	22,876	20,901
NON-INTEREST INCOME:			
Service charges	2,177	2,200	2,289
Securities gains (losses), net	173	(4,846)	(2,031)
Earnings on bank-owned life insurance	636	713	472
Gain on sale of loans	949	826	882
Insurance commissions	970	1,189	1,928
Other	2,554	2,205	1,916
TOTAL NON-INTEREST INCOME	7,459	2,287	5,456
NON-INTEREST EXPENSE:			
Salaries and employee benefits	10,214	10,189	9,634
Occupancy, net	1,240	1,266	1,288
Furniture and equipment	1,264	1,212	1,182
Pennsylvania shares tax	677	685	421
Amortization of investment in limited partnerships	693	567	712
Other	5,404	5,893	4,712
TOTAL NON-INTEREST EXPENSE	19,492	19,812	17,949
INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	12,311	5,351	8,408
INCOME TAX PROVISION (BENEFIT)	1,382	(742)	405
NET INCOME	$ 10,929	$ 6,093	$ 8,003
NET INCOME PER SHARE – BASIC	$ 2.85	$ 1.59	$ 2.07
NET INCOME PER SHARE – DILUTED	$ 2.85	$ 1.59	$ 2.07
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC	3,834,255	3,832,789	3,859,724
WEIGHTED AVERAGE SHARES OUTSTANDING – DILUTED	3,834,394	3,832,886	3,859,833
DIVIDENDS PER SHARE	$ 1.84	$ 1.84	$ 1.84

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Changes In Shareholders' Equity

(In Thousands, Except Per Share Data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2007	4,006,934	$ 33,391	$ 17,888	$ 27,707	$ (3,534)	$ (4,893)	$ 70,559
Cumulative effect of change in accounting for endorsement split-dollar life insurance contracts				(437)			(437)
Comprehensive loss:							
Net income				8,003			8,003
Other comprehensive loss					(8,732)		(8,732)
Dividends declared ($1.84 per share)				(7,096)			(7,096)
Stock options exercised	330	3	8				11
Common shares issued for employee stock purchase plan	3,264	27	63				90
Purchase of treasury stock (47,726 shares)						(1,371)	(1,371)
Balance, December 31, 2008	4,010,528	33,421	17,959	28,177	(12,266)	(6,264)	61,027
Comprehensive income:							
Net income				6,093			6,093
Other comprehensive income					6,777		6,777
Dividends declared ($1.84 per share)				(7,052)			(7,052)
Common shares issued for employee stock purchase plan	2,614	22	49				71
Balance, December 31, 2009	4,013,142	33,443	18,008	27,218	(5,489)	(6,264)	66,916
Comprehensive income:							
Net income				10,929			10,929
Other comprehensive loss					(4,200)		(4,200)
Dividends declared ($1.84 per share)				(7,056)			(7,056)
Stock options exercised	441	3	7				10
Common shares issued for employee stock purchase plan	2,170	18	49				67
Purchase of treasury stock (1,568 shares)						(46)	(46)
Balance, December 31, 2010	4,015,753	$ 33,464	$ 18,064	$ 31,091	$ (9,689)	$ (6,310)	$ 66,620

Penns Woods Bancorp, Inc.
Consolidated Statement of Comprehensive Income (Loss)

(In Thousands)

	Year Ended December 31,					
	2010		2009		2008	
Net Income		$ 10,929		$ 6,093		$ 8,003
Other comprehensive (loss) income:						
Change in unrealized (loss) gain on available for sale securities	(3,593)		1,719		(7,667)	
Net realized (gain) loss included in net income, net of tax provision (benefit) of $59, ($1,648), and ($691)	(114)		3,198		1,340	
	(3,707)		4,917		(6,327)	
Defined benefit pension plan, net of tax:						
Net transition asset	(2)		(1)		(2)	
Prior service cost	17		16		17	
Net (loss) gain	(508)		1,845		(2,420)	
Other comprehensive (loss) income, net of tax		(4,200)		6,777		(8,732)
Comprehensive income (loss)		$ 6,729		$ 12,870		$ (729)

See Accompanying Notes to the Consolidated Financial Statements

Penns Woods Bancorp, Inc.
Consolidated Statement of Cash Flows

(In Thousands)	Year Ended December 31, 2010	2009	2008
OPERATING ACTIVITIES:			
Net income	$ 10,929	$ 6,093	$ 8,003
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	731	724	663
Provision for loan losses	2,150	917	375
Accretion and amortization of investment security discounts and premiums	(2,017)	(1,590)	(1,361)
Securities (gains) losses, net	(173)	4,846	2,031
Originations of loans held for sale	(43,659)	(34,723)	(39,456)
Proceeds of loans held for sale	42,013	35,108	40,930
Gain of sale of loans	(949)	(826)	(882)
Earnings on bank-owned life insurance	(636)	(713)	(472)
Decrease (increase) in prepaid federal deposit insurance	666	(2,315)	–
Other, net	806	(1,202)	(2,830)
Net cash provided by operating activities	9,861	6,319	7,001
INVESTING ACTIVITIES:			
Investment securities available for sale:			
Proceeds from sales	3,700	14,757	40,169
Proceeds from calls and maturities	15,628	9,084	6,759
Purchases	(29,918)	(20,006)	(50,995)
Investment securities held to maturity:			
Proceeds from calls and maturities	26	29	4
Purchases	–	–	176
Net increase in loans	(11,026)	(25,375)	(21,613)
Acquisition of bank premises and equipment	(401)	(847)	(1,754)
Proceeds from the sale of foreclosed assets	194	491	112
Purchase of bank-owned life insurance	(80)	(59)	(1,699)
Proceeds from bank-owned life insurance death benefit	82	376	–
Sale of bank-owned life insurance policy to insured	134	–	–
Investment in limited partnership	–	(738)	–
Proceeds from redemption of regulatory stock	364	–	4,606
Purchases of regulatory stock	–	(170)	(4,629)
Net cash used for investing activities	(21,297)	(22,458)	(28,864)
FINANCING ACTIVITIES:			
Net increase in interest-bearing deposits	10,773	72,055	30,982
Net increase in noninterest-bearing deposits	9,448	3,864	1,364
Proceeds from long-term borrowings, FHLB	–	–	10,000
Repayment of long-term borrowings, FHLB	(15,000)	–	(29,600)
Net increase (decrease) in short-term borrowings	8,945	(55,592)	18,631
Dividends paid	(7,056)	(7,052)	(7,096)
Issuance of common stock	67	71	90
Stock options exercised	10	–	11
Purchase of treasury stock	(46)	–	(1,371)
Net cash provided by financing activities	7,141	13,346	23,011
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,295)	(2,793)	1,148
CASH AND CASH EQUIVALENTS, BEGINNING	13,788	16,581	15,433
CASH AND CASH EQUIVALENTS, ENDING	$ 9,493	$ 13,788	$ 16,581

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2010	2009	2008
Interest paid	$ 10,191	$ 12,642	$ 15,259
Income taxes paid	2,550	1,325	2,085
Transfer of loans to foreclosed real estate	226	708	464

See Accompanying Notes to the Consolidated Financial Statements

PENNS WOODS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Penns Woods Bancorp, Inc. and its wholly owned subsidiaries, Jersey Shore State Bank (the "Bank"), Woods Real Estate Development Co., Inc., Woods Investment Company, Inc., and The M Group Inc. D/B/A The Comprehensive Financial Group ("The M Group"), a wholly owned subsidiary of the Bank (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

Nature of Business
The Bank engages in a full-service commercial banking business, making available to the community a wide range of financial services including, but not limited to, installment loans, credit cards, mortgage and home equity loans, lines of credit, construction financing, farm loans, community development loans, loans to non-profit entities and local government, and various types of time and demand deposits including, but not limited to, checking accounts, savings accounts, clubs, money market deposit accounts, certificates of deposit, and IRAs. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law.

The financial services are provided by the Bank to individuals, partnerships, non-profit organizations, and corporations through its twelve offices located in Clinton, Lycoming, and Centre Counties, Pennsylvania.

Woods Real Estate Development Co., Inc. engages in real estate transactions on behalf of Penns Woods Bancorp, Inc. and the Bank.

Woods Investment Company, Inc., a Delaware holding company, is engaged in investing activities.

The M Group engages in securities brokerage and financial planning services, which include the sale of life insurance products, annuities, and estate planning services.

Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial service operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, deferred tax assets and liabilities, and the valuation of real estate acquired through, or in lieu of, foreclosure on settlement of debt.

Cash and Cash Equivalents
Cash equivalents include cash on hand and in banks. Interest-earning deposits mature within 90 days and are carried at cost. Net cash flows are reported for loan, deposit, and short-term borrowing transactions.

Restrictions on Cash and Cash Equivalents
Based on deposit levels, the Company must maintain cash and other reserves with the Federal Reserve Bank of Philadelphia (FRB).

Investment Securities
Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of shareholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method for debt securities and the average cost method for marketable equity securities. Interest and dividends on investment securities are recognized as income when earned.

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value, whether it is more likely than not that the Company would be required to sell the security before its anticipated recovery in market value, and a review of the Company's capital adequacy, interest rate risk position, and liquidity. The assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations, and management's intent and ability requires considerable judgment. A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest income in the consolidated statement of income.

Investment securities fair values are based on observed market prices. Certain investment securities do not have observed bid prices and their fair value is based on instruments with similar risk elements. Since regulatory stock is redeemable at par, the Company carries it at cost.

Loans
Loans are stated at the principal amount outstanding, net of deferred fees, unamortized loan fees and costs, and the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. The Company's general policy has been to stop accruing interest on loans when it is determined a reasonable doubt exists as to the collectability of additional interest. Income is subsequently recognized only to the extent that cash payments are received provided the loan is not delinquent in payment and, in management's judgment, the borrower has the ability and intent to make future principal payments. Otherwise, payments are applied to the unpaid principal balance of the loan. Loans are restored to accrual status if certain conditions are met, including but not limited to, the repayment of all unpaid interest and scheduled principal due, ongoing performance consistent with the contractual agreement, and the future expectation of continued, timely payments.

Loan origination and commitment fees as well as certain direct loan origination costs are being deferred and amortized as an adjustment to the related loan's yield over the contractual lives of the related loans.

Allowance for Loan Losses
The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the consolidated balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is

established through a provision for loan losses charged to operations. The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, historical loan loss experience, and general economic conditions. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2010, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy, rising unemployment, or negative performance trends in financial information from borrowers could be indicators of subsequent increased levels of nonperforming assets and possible charge-offs, which would normally require increased loan loss provisions. An integral part of the periodic regulatory examination process is the review of the adequacy of the Bank's loan loss allowance. The regulatory agencies could require the Bank, based on their evaluation of information available at the time of their examination, to provide additional loan loss provisions to further supplement the allowance.

Impaired loans are commercial and commercial real estate loans for which it is probable the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Bank individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Bank may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Loan Charge-off Policies

Loans are generally fully or partially charged down to the fair value of collateral securing the asset when:

- management judges the asset to be uncollectible;
- repayment is deemed to be protracted beyond reasonable time frames;
- the asset has been classified as a loss by either the internal loan review process or external examiners;
- the borrower has filed bankruptcy and the loss becomes evident due to a lack of assets; or
- the loan is 180 days past due unless both well secured and in the process of collection.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower's financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a troubled debt restructuring (TDR). Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans.

In addition to the allowance for the pooled portfolios, management has developed a separate allowance for loans that are identified as impaired through a TDR. These loans are excluded from pooled loss forecasts and a separate reserve is provided under the accounting guidance for loan impairment. Consumer loans whose terms have been modified in a TDR are also individually analyzed for estimated impairment.

Loans Held for Sale

In general, fixed rate residential mortgage loans originated by the Bank are held for sale and are carried at cost due to their short holding period, which can range from less than two weeks to a maximum of thirty days. Sold loans are not serviced by the Bank. Proceeds from the sale of loans in excess of the carrying value are accounted for as a gain. Total gains on the sale of loans are shown as a component of non-interest income within the consolidated statement of income.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are carried at the lower of cost or fair value less estimated selling costs. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Net operating expenses and gains and losses realized from disposition are included in non-interest expense and income, respectively.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, which range from five to ten years for furniture, fixtures, and equipment and fifteen to forty years for buildings and improvements. Costs incurred for routine maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain officers and directors. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Increases in the cash surrender value are recognized as a component of non-interest income within the consolidated statement of income.

Endorsement Split-Dollar Life Insurance Arrangements
On January 1, 2008, the Company changed its accounting policy and recognized a cumulative-effect adjustment to retained earnings totaling $437,000 related to account for certain endorsement split-dollar life insurance arrangements in connection with the adoption of Emerging Issues Task Force Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements*. This statement was subsequently codified into Financial Accounting Standard Board ("FASB") ASC Topic 715-60 *Compensation – Retirement Benefits*.

Goodwill
The Company performs an annual impairment analysis of goodwill for its purchased subsidiary, The M Group. Based on the fair value of this reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2010 and 2009.

Investments in Limited Partnerships
The Company is a limited partner in four partnerships at December 31, 2010 that provide low income elderly housing in the Company's geographic market area. The carrying value of the Company's investments in limited partnerships was $4,205,000 at December 31, 2010 and $4,898,000 at December 31, 2009. The Company is fully amortizing the investment in the partnership entered into prior to 2005 over the fifteen-year holding period. The partnerships entered into after 2004 are being fully amortized over the ten-year tax credit receipt period utilizing the straight-line method. The partnerships are amortized once the projects reach the level of occupancy needed to begin the ten year tax credit recognition period. Amortization of limited partnership investments amounted to $693,000 in 2010, $567,000 in 2009, and $712,000 in 2008.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Company enters into off-balance sheet financial instruments. Those instruments consist of commitments to extend credit and standby letters of credit. When those instruments are funded or become payable, the Company reports the amounts in its financial statements.

Advertising Cost
Advertising costs are generally expensed as incurred.

Income Taxes
The Company prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Deferred tax assets and liabilities result from temporary differences in financial and income tax methods of accounting, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company analyzed its deferred tax asset position and determined that there was not a need for a valuation allowance due to the Company's ability to generate future ordinary and capital taxable income.

The Company when applicable recognizes interest and penalties on income taxes as a component of income tax provision.

Earnings Per Share
The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and weighted average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options are adjusted in the denominator.

Employee Benefits
Pension and employee benefits include contributions, determined actuarially, to a defined benefit retirement plan covering the eligible employees of the Bank. The plan is funded on a current basis to the extent that it is deductible under existing federal tax regulations. Pension and other employee benefits also include contributions to a defined contribution Section 401(k) plan covering eligible employees. Contributions matching those made by eligible employees are funded throughout the year. In addition, an elective contribution is made annually at the discretion of the Board of Directors.

The M Group Products and Income Recognition
The M Group product line is comprised primarily of annuities, life insurance, and mutual funds. The revenues generated from life insurance sales are commission only, as The M Group does not underwrite the policies. Life insurance sales include permanent and term policies with the majority of the policies written being permanent. Term life insurance policies are written for 10, 15, 20, and 30 year terms with the majority of the policies being written for 20 years. None of these products are offered as an integral part of lending activities.

Commissions from the sale of annuities are recognized at the time notice is received from the third party broker/dealer or an insurance company that the transaction has been accepted and approved, which is also the time when commission income is received.

Life insurance commissions are recognized at varying points based on the payment option chosen by the customer. Commissions from monthly and annual payment plans are recognized at the start of each annual period for the life insurance, while quarterly and semi-annual premium payments are recognized quarterly and semi-annually when the earnings process is complete. For example, semi-annual payments on the first of January and July would result in commission income recognition on the first of January and July, while payments on the first of January, April, July, and October would result in commission income recognition on those dates. The potential for chargebacks only exists for those policies on a monthly payment plan since income is recognized at the beginning of the annual coverage period versus at the time of each monthly payment. No liability is maintained for chargebacks as these are removed from income at the time of the occurrence.

Stock Options
The Company maintains a stock option plan for directors and certain officers and employees with the last option grant being in 2000. All options granted under the stock option plan have either been exercised or forfeited as of December 31, 2010. All options were granted when the exercise price of the Company's stock options was greater than or equal to the market price of the underlying stock on the date of the grant, therefore, no compensation expense was recognized in the Company's financial statements.

Accumulated Other Comprehensive Income
The Company is required to present accumulated other comprehensive income in a full set of general-purpose financial statements for all periods presented. Accumulated other comprehensive income is comprised of unrealized holding gains (losses) on the available for sale securities portfolio and the unrecognized components of net periodic benefit costs of the defined benefit pension plan.

Segment Reporting
The Company has determined that its only reportable segment is Community Banking.

Reclassification of Comparative Amounts
Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or shareholders' equity.

Recent Accounting Pronouncements
In December 2009, the FASB issued ASU 2009-16, *Accounting for Transfer of Financial Assets*. ASU 2009-16 provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. ASU 2009-16 is effective for annual periods beginning after November 15, 2009 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company's financial statements.

In January 2010, the FASB issued ASU 2010-01, *Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force*. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of this guidance did not have a material impact on the Company's financial statements.

In January 2010, the FASB issued ASU 2010-05, *Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation*. ASU 2010-05 updates existing guidance to address the SEC staff's views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. ASU 2010-05 is effective January 15, 2010. The adoption of this guidance did not have a material impact on the Company's financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company has presented the necessary disclosures in Note 12 (Employee Benefit Plans) herein.

In February 2010, the FASB issued ASU 2010-08, *Technical Corrections to Various Topics*. ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The adoption of this guidance did not have a material impact on the Company's financial statements.

In March 2010, the FASB issued ASU 2010-11, *Derivatives and Hedging*. ASU 2010-11 provides clarification and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in ASC 815-15-15-8. ASU 2010-11 is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The adoption of this guidance did not have a material impact on the Company's financial statements.

In April 2010, the FASB issued ASU 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan is a Part of a Pool That is Accounted for as a Single Asset – a consensus of the FASB Emerging Issues Task Force*. ASU 2010-18 clarifies the treatment for a modified loan that was acquired as part of a pool of assets. Refinancing or restructuring the loan does not make it eligible for removal from the pool, the FASB said. The amendment will be effective for loans that are part of an asset pool and are modified during financial reporting periods that end July 15, 2010 or later. The amendment did not have a material impact on the Company's financial statements.

In July 2010, FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The amendment did not have a material impact on the Company's financial statements.

In August, 2010, the FASB issued ASU 2010-21, *Accounting for Technical Amendments to Various SEC Rules and Schedules*. This ASU amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules, and Codification of Financial Reporting Policies and is not expected to have a significant impact on the Company's financial statements.

In August, 2010, the FASB issued ASU 2010-22, *Technical Corrections to SEC Paragraphs – An announcement made by the staff of the U.S. Securities and Exchange Commission*. This ASU amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics and is not expected to have a significant impact on the Company's financial statements.

In September, 2010, the FASB issued ASU 2010-25, *Plan Accounting – Defined Contribution Pension Plans*. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this update are effective for fiscal years ending after December 15, 2010 and are not expected to have a significant impact on the Company's financial statements.

In October, 2010, the FASB issued ASU 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts*. This ASU addresses the diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral, The amendments are effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2011 and are not expected to have a significant impact on the Company's financial statements.

In December, 2010, the FASB issued ASU 2010-28, *When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating impairment may exist. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal year, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. This ASU is not expected to have a significant impact on the Company's financial statements.

In December 2010, the FASB issued ASU 2010-29, *Disclosure of Supplementary Pro Forma Information for Business Combinations*. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. This ASU did not have a material impact on the Company's financial statements.

In January 2011, the FASB issued ASU 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20*. The amendments in this Update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20, enabling public-entity creditors to provide those disclosures after the FASB clarifies the guidance for determining what constitutes a troubled debt restructuring. The deferral in this update will result in more consistent disclosures about troubled debt restructurings. This amendment does not defer the effective date of the other disclosure requirements in Update 2010-20. In the proposed Update for determining what constitutes a troubled debt restructuring, the FASB proposed that the clarifications would be effective for interim and annual periods ending after June 15, 2011. For the new disclosures about troubled debt restructurings in Update 2010-20, those clarifications would be applied retrospectively to the beginning of the fiscal year in which the proposal is adopted. The adoption of this guidance is not expected to have a significant impact on the Entity's financial statements.

NOTE 2 - PER SHARE DATA

There are no convertible securities which would affect the denominator in calculating basic and dilutive earnings per share; therefore, net income as presented on the consolidated statement of income will be used as the numerator. The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and dilutive per share computation.

	2010	2009	2008
Weighted average common shares issued	4,014,248	4,011,817	4,008,553
Average treasury stock shares	(179,993)	(179,028)	(148,829)
Weighted average common shares and common stock equivalents used to calculate basic earnings per share	3,834,255	3,832,789	3,859,724
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	139	97	109
Weighted average common shares and common stock equivalents used to calculate diluted earnings per share	3,834,394	3,832,886	3,859,833

Options to purchase 990 and 1,980 shares of common stock at a range in price of $24.72 to $31.82 were outstanding at December 31, 2009, and 2008, respectively. Options were outstanding during 2010; however, prior to December 31, 2010 all options were either exercised or forfeited. The options were included in the computation of diluted earnings per share on a weighted average basis determined by the length of time during each period that the market value exceeded the strike price.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair values of investment securities at December 31, 2010 and 2009 are as follows:

(In Thousands)	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale (AFS)				
U.S. Government and agency securities	$ 24,759	$ 1,854	$ —	$ 26,613
State and political securities	169,844	282	(15,339)	154,787
Other debt securities	20,141	503	(36)	20,608
Total debt securities	214,744	2,639	(15,375)	202,008
Financial institution securities	11,549	1,686	(44)	13,191
Other equity securities	296	70	—	366
Total equity securities	11,845	1,756	(44)	13,557
Total investment securities AFS	$ 226,589	$ 4,395	$ (15,419)	$ 215,565
Held to maturity (HTM)				
U.S. Government and agency securities	$ 5	$ —	$ —	$ 5
Other debt securities	78	—	—	78
Total investment securities HTM	$ 83	$ —	$ —	$ 83

(In Thousands)

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale (AFS)				
U.S. Government and agency securities	$ 37,038	$ 2,098	$ —	$ 39,136
State and political securities	153,914	733	(9,770)	144,877
Other debt securities	12,271	834	(129)	12,976
Total debt securities	203,223	3,665	(9,899)	196,989
Financial institution securities	10,952	981	(154)	11,779
Other equity securities	—	—	—	—
Total equity securities	10,952	981	(154)	11,779
Total investment securities AFS	$ 214,175	$ 4,646	$ (10,053)	$ 208,768
Held to maturity (HTM)				
U.S. Government and agency securities	$ 6	$ —	$ —	$ 6
Other debt securities	101	1	—	102
Total investment securities HTM	$ 107	$ 1	$ —	$ 108

The following tables show the Company's gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009.

(In Thousands)

	2010					
	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government and agency securities	$ —	$ —	$ —	$ —	$ —	$ —
State and political securities	105,826	5,883	32,847	9,456	138,673	15,339
Other debt securities	2,501	19	282	17	2,783	36
Total debt securities	108,327	5,902	33,129	9,473	141,456	15,375
Financial institution securities	859	41	59	3	918	44
Other equity securities	—	—	—	—	—	—
Total equity securities	859	41	59	3	918	44
Total	$ 109,186	$ 5,943	$ 33,188	$ 9,476	$ 142,374	$ 15,419

(In Thousands)

	2009					
	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government and agency securities	$ —	$ —	$ —	$ —	$ —	$ —
State and political securities	60,005	2,336	36,267	7,434	96,272	9,770
Other debt securities	—	—	1,191	129	1,191	129
Total debt securities	60,005	2,336	37,458	7,563	97,463	9,899
Financial institution securities	159	27	918	127	1,077	154
Other equity securities	—	—	—	—	—	—
Total equity securities	159	27	918	127	1,077	154
Total	$ 60,164	$ 2,363	$ 38,376	$ 7,690	$ 98,540	$ 10,053

At December 31, 2010 and 2009 there were 160 and 86 individual securities in a continuous unrealized loss position for less than twelve months and 84 and 106 individual securities in a continuous unrealized loss position for greater than twelve months, respectively.

There are 244 and 192 positions that are considered temporarily impaired as of December 31, 2010 and 2009, respectively. The Company reviews its position quarterly and has asserted that at December 31, 2010 and 2009, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe they will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest during the period.

The amortized cost and fair value of debt securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands)

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,958	$ 1,996	$ 25	$ 25
Due after one year to five years	19,027	19,456	53	53
Due after five years to ten years	4,428	4,128	1	1
Due after ten years	189,331	176,428	4	4
Total	$ 214,744	$ 202,008	$ 83	$ 83

Total gross proceeds from sales of securities available for sale were $3,700,000, $14,757,000, and $40,169,000 for 2010, 2009, and 2008, respectively. The following table represents gross realized gains and losses on those transactions in addition to impairment charges related to the equity securities portfolio:

(In Thousands)	2010	2009	2008
Gross realized gains:			
U.S. Government and agency securities	$ —	$ —	$ 253
State and political securities	—	—	236
Other debt securities	117	575	6
Financial institutions securities	102	22	539
Other equity securities	—	—	—
Total gross realized gains	$ 219	$ 597	$ 1,034
Gross realized losses:			
U.S. Government and agency securities	$ —	$ —	$ 36
State and political securities	3	—	204
Other debt securities	15	1,062	510
Financial institutions securities	28	4,381	2,315
Other equity securities	—	—	—
Total gross realized losses	$ 46	$ 5,443	$ 3,065

Gross realized losses for the equity securities portfolio include impairment charges of $4,614,000, and $2,797,000 for the years ended December 31, 2009, and 2008, respectively. There were no impairment charges for the year ended December 31, 2010.

Investment securities with a carrying value of approximately $88,468,000 and $97,366,000 at December 31, 2010 and 2009, respectively, were pledged to secure certain deposits, repurchase agreements, and for other purposes as required by law.

There is no concentration of investments that exceed ten percent of shareholders' equity for any individual issuer, excluding those guaranteed by the U.S. Government.

NOTE 4 - FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLB"), which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank. As a member, the Bank is required to purchase and maintain stock in the FHLB in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its outstanding advances from the FHLB. At December 31, 2010, the Bank held $6,907,700 in stock of the FHLB, which was in compliance with this requirement.

The Company evaluated its holding of FHLB stock for impairment and deemed the stock to not be impaired due to the expected recoverability of the par value, which equals the value reflected within the Company's financial statements. The decision was based on several items ranging from the estimated true economic losses embedded within the FHLB's mortgage portfolio to the FHLB's liquidity position and credit rating. The Company utilizes the impairment framework outlined in GAAP to evaluate FHLB stock for impairment.

The following factors were evaluated to determine the ultimate recoverability of the par value of the Company's FHLB stock holding; (i) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted; (ii) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; (iii) the impact of legislative and regulatory changes on the institutions and, accordingly, on the customer base of the FHLB; (iv) the liquidity position of the FHLB; and (v) whether a decline is temporary or whether it affects the ultimate recoverability of the FHLB stock based on (a) the materiality of the carrying amount to the member institution and (b) whether an assessment of the institution's operational needs for the foreseeable future allow management to dispose of the stock.

Based on its analysis of these factors, the Company determined that its holding of FHLB stock was not impaired on December 31, 2010.

NOTE 5 - CREDIT QUALITY AND RELATED ALLOWANCE FOR LOAN LOSSES

Management segments the Bank's loan portfolio to a level that enables risk and performance monitoring according to similar risk characteristics. Loans are segmented based on the underlying collateral characteristics. Categories include commercial and agricultural, real estate, and installment loans to individuals. Real estate loans are further segmented into three categories: residential, commercial and construction.

The following table presents the related aging categories of loans, by segment, as of December 31, 2010 and 2009:

(In Thousands)	2010				
	Current	Past Due 30 to 89 Days	Past Due 90 Days or More & Still Accruing	Non-Accrual	Total
Commercial and agricultural	$ 50,208	$ 426	$ 215	$ 4	$ 50,853
Real estate mortgage:					
Residential	166,354	6,356	259	609	173,578
Commercial	157,764	438	60	1,927	160,189
Construction	13,836	5,592	—	3,117	22,545
Installment loans to individuals	9,199	209	23	1	9,432
	397,361	$ 13,021	$ 557	$ 5,658	416,597
Less: Net deferred loan fees	1,040				1,040
Allowance for loan losses	6,035				6,035
Loans, net	$ 390,286				$ 409,522

(In Thousands)	2009				
	Current	Past Due 30 to 89 Days	Past Due 90 Days or More & Still Accruing	Non-Accrual	Total
Commercial and agricultural	$ 45,930	$ 457	$ 182	$ 78	$ 46,647
Real estate mortgage:					
Residential	165,313	7,333	951	749	174,346
Commercial	147,455	2,860	1,429	465	152,209
Construction	18,247	2,992	—	556	21,795
Installment loans to individuals	11,192	311	3	43	11,549
	388,137	$ 13,953	$ 2,565	$ 1,891	406,546
Less: Net deferred loan fees	1,017				1,017
Allowance for loan losses	4,657				4,657
Loans, net	$ 382,463				$ 400,872

If interest had been recorded based on the original loan agreement terms and rate of interest for non-accrual loans, income would have approximated $368,000, $134,000, and $72,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Interest income on such loans amounted to approximately $56,000, $48,000, and $9,000, for the years ended December 31, 2010, 2009, and 2008, respectively.

Impaired Loans

Impaired loans are loans for which it is probable the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Bank individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "non-accrual loans," although the two categories overlap. The Bank may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $100,000 and if the loan is either on non-accrual status or has a risk rating of substandard. Management may also elect to measure an individual loan for impairment if less than $100,000 on a case by case basis.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. Interest income for impaired loans is recorded consistent to the Bank's policy on nonaccrual loans.

The following table presents the recorded investment, unpaid principal balance, and related allowance of impaired loans by segment as of December 31, 2010 and 2009:

(In Thousands)	2010		
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Commercial and agricultural	$ 90	$ 90	$ —
Real estate mortgages - residential	888	888	—
Real estate mortgages - commercial	2,498	2,498	—
Real estate mortgages - construction	260	260	—
Installment loans to individuals	—	—	—
	3,736	3,736	—
With an allowance recorded:			
Commercial and agricultural	—	—	—
Real estate mortgages - residential	572	572	80
Real estate mortgages - commercial	1,889	1,889	158
Real estate mortgages - construction	9,860	10,397	2,518
Installment loans to individuals	—	—	—
	12,321	12,858	2,756
Total			
Commercial and agricultural	90	90	—
Real estate mortgages - residential	1,460	1,460	80
Real estate mortgages - commercial	4,387	4,387	158
Real estate mortgages - construction	10,120	10,657	2,518
Installment loans to individuals	—	—	—
	$ 16,057	$ 16,594	$ 2,756

(In Thousands)	2009		
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Commercial and agricultural	$ 734	$ 734	$ —
Real estate mortgages - residential	812	812	—
Real estate mortgages - commercial	942	942	—
Real estate mortgages - construction	2,831	2,831	—
Installment loans to individuals	24	24	—
	5,343	5,343	—
With an allowance recorded:			
Commercial and agricultural	256	256	130
Real estate mortgages - residential	335	335	41
Real estate mortgages - commercial	437	437	286
Real estate mortgages - construction	1,941	1,941	345
Installment loans to individuals	—	—	—
	2,969	2,969	802
Total			
Commercial and agricultural	990	990	130
Real estate mortgages - residential	1,147	1,147	41
Real estate mortgages - commercial	1,379	1,379	286
Real estate mortgages - construction	4,772	4,772	345
Installment loans to individuals	24	24	—
	$ 8,312	$ 8,312	$ 802

Impaired loans which are troubled debt restructurings amounted to approximately $4,799,000 and $708,000 as of December 31, 2010 and 2009.

The following table presents the average recorded investment in impaired loans and related interest income recognized for December 31, 2010 and 2009:

(In Thousands)	Year Ended December 31,		
	2010	2009	2008
Average investment in impaired loans	$ 8,424	$ 6,699	$ 3,410
Interest income recognized on an accrual basis on impaired loans	233	242	116
Interest income recognized on a cash basis on impaired loans	57	36	7

No additional funds are committed to be advanced in connection with impaired loans.

Internal Risk Ratings

Management uses a ten point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized, and are aggregated as "Pass" rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Doubtful loans exhibit the same weaknesses found in the Substandard loans, however, the weaknesses are more pronounced. Such loans are static and collection in full is improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt. Loans classified Loss are considered uncollectible and charge-off is imminent.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the pass category unless a specific action, such as bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. An external annual loan review of all commercial relationships $800,000 or greater is performed, as well as a sample of smaller transactions. Confirmation of the appropriate risk category is included in the review. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard, Doubtful, or Loss on a quarterly basis.

The following table presents the credit quality categories identified above as of December 30, 2010 and 2009:

(In Thousands)	2010					
	Commercial and Agricultural	Real Estate Mortgages			Installment Loans to Individuals	Totals
		Residential	Commercial	Construction		
Pass	$ 49,702	$ 171,588	$ 145,887	$ 11,840	$ 9,408	$ 388,425
Special Mention	565	526	9,195	—	—	10,286
Substandard	586	1,464	5,107	10,705	24	17,886
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—
Total	$ 50,853	$ 173,578	$ 160,189	$ 22,545	$ 9,432	$ 416,597

(In Thousands)

	Commercial and Agricultural	Real Estate Mortgages Residential	Real Estate Mortgages Commercial	Real Estate Mortgages Construction	Installment Loans to Individuals	Totals
2009						
Pass	$ 44,731	$ 171,454	$ 144,754	$ 12,035	$ 11,503	$ 384,477
Special Mention	776	487	3,606	—	—	4,869
Substandard	1,140	2,405	3,849	9,760	46	17,200
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—
Total	$ 46,647	$ 174,346	$ 152,209	$ 21,795	$ 11,549	$ 406,546

Allowance for Loan Losses

An allowance for loan losses ("ALL") is maintained to absorb losses from the loan portfolio. The ALL is based on management's continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated future loss experience, and the amount of non-performing loans.

The Bank's methodology for determining the ALL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (previously discussed) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Bank's ALL.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. Allowances are segmented based on collateral characteristics previously disclosed, and consistent with credit quality monitoring. Loans that are collectively evaluated for impairment are grouped into two classes for evaluation. A general allowance is determined for "Pass" rated credits, while a separate pool allowance is provided for "Criticized" rated credits that are not individually evaluated for impairment.

For the general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors. A historical charge-off factor is calculated utilizing a twelve quarter moving average. Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry and/or geographic standpoint.

Loans in the criticized pools, which possess certain qualities or characteristics that may lead to collection and loss issues, are closely monitored by management and subject to additional qualitative factors. Management also monitors industry loss factors by loan segment for applicable adjustments to actual loss experience.

Management reviews the loan portfolio on a quarterly basis in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL.

Activity in the allowance is presented for the twelve months ended December 31, 2010 and 2009:

(In Thousands)

	Commercial and Agricultural	Real Estate Mortgages Residential	Real Estate Mortgages Commercial	Real Estate Mortgages Construction	Installment Loans to Individuals	Totals
2010						
Beginning Balance	$ 569	$ 972	$ 1,491	$ 1,403	$ 222	$ 4,657
Charge-offs	266	149	82	268	137	902
Recoveries	18	15	—	9	88	130
Provision	145	142	99	1,749	15	2,150
Ending Balance	$ 466	$ 980	$ 1,508	$ 2,893	$ 188	$ 6,035

(In Thousands)

	Commercial and Agricultural	Real Estate Mortgages Residential	Real Estate Mortgages Commercial	Real Estate Mortgages Construction	Installment Loans to Individuals	Totals
2009						
Beginning Balance	$ 589	$ 670	$ 1,348	$ 1,495	$ 254	$ 4,356
Charge-offs	133	218	156	—	225	732
Recoveries	10	6	—	8	91	115
Provision	103	514	299	(100)	102	918
Ending Balance	$ 569	$ 972	$ 1,491	$ 1,403	$ 222	$ 4,657

The Company has a concentration of loans to both owners of commercial and residential rental properties at December 31, 2010 and 2009 of 16.66% and 15.26% and 14.21% and 15.62% of total loans, respectively.

The Company grants commercial, industrial, residential, and installment loans to customers throughout northcentral Pennsylvania. Although the Company has a diversified loan portfolio at December 31, 2010 and 2009, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010 and 2009:

(In Thousands)	2010					
	Commercial and	Real Estate Mortgages			Installment Loans	
	Agricultural	Residential	Commercial	Construction	to Individuals	Totals
Allowance for Loan Losses:						
Ending allowance balance attributable to loans:						
Individually elevated for impairment	$ —	$ 80	$ 158	$ 2,518	$ —	$ 2,756
Collectively evaluated for impairment	466	900	1,350	375	188	3,279
Total ending allowance balance	$ 466	$ 980	$ 1,508	$ 2,893	$ 188	$ 6,035
Loans:						
Individually evaluated for impairment	$ 90	$ 1,460	$ 4,387	$ 10,120	$ —	$ 16,057
Collectively evaluated for impairment	50,636	172,118	155,930	12,424	9,432	400,540
Total ending loans Balance	$ 50,726	$ 173,578	$ 160,317	$ 22,544	$ 9,432	$ 416,597

(In Thousands)	2009					
	Commercial and	Real Estate Mortgages			Installment Loans	
	Agricultural	Residential	Commercial	Construction	to Individuals	Totals
Allowance for Loan Losses:						
Ending allowance balance attributable to loans:						
Individually elevated for impairment	$ 130	$ 41	$ 286	$ 345	$ —	$ 802
Collectively evaluated for impairment	439	931	1,205	1,058	222	3,855
Total ending allowance balance	$ 569	$ 972	$ 1,491	$ 1,403	$ 222	$ 4,657
Loans:						
Individually evaluated for impairment	$ 990	$ 1,147	$ 1,379	$ 4,772	$ 24	$ 8,312
Collectively evaluated for impairment	45,657	173,199	150,830	17,023	11,525	398,234
Total ending loans Balance	$ 46,647	$ 174,346	$ 152,209	$ 21,795	$ 11,549	$ 406,546

NOTE 6 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31, 2010 and 2009:

(In Thousands)	2010	2009
Land	$ 1,480	$ 1,480
Premises	7,350	7,206
Furniture and equipment	6,809	6,623
Leasehold improvements	885	885
Total	16,524	16,194
Less accumulated depreciation and amortization	8,866	8,206
Net premises and equipment	$ 7,658	$ 7,988

Depreciation and amortization charged to operations for the years ended 2009, 2008, and 2007 was $731,000, $724,000, and $663,000, respectively.

NOTE 7 - GOODWILL

As of December 31, 2010, 2009, and 2008 goodwill had a gross carrying value of $3,308,000 and accumulated amortization of $276,000 resulting in a net carrying amount of $3,032,000.

The gross carrying amount of goodwill is tested for impairment in the third quarter of each fiscal year. Based on fair value of the reporting unit, estimated using the expected present value of future cash flows, there was no evidence of impairment of the carrying amount at December 31, 2010, 2009, and 2008, respectively.

NOTE 8 - TIME DEPOSITS

Time deposits of $100,000 or more totaled approximately $63,610,000 on December 31, 2010 and $79,840,000 on December 31, 2009. Interest expense related to such deposits was approximately $1,461,000, $2,336,000, and $2,894,000, for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010, the scheduled maturities on time deposits of $100,000 or more are as follows:

(In Thousands)		2010
Three months or less	$	18,854
Three months to six months		9,894
Six months to twelve months		14,820
Over twelve months		20,042
Total	$	63,610

Total time deposit maturities are as follows at December 31, 2010:

(In Thousands)		2010
2011	$	120,363
2012		34,708
2013		22,322
2014		9,632
2015		1,011
Thereafter		1,239
Total	$	189,275

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under agreements to repurchase and primarily FHLB advances, which generally represent overnight or less than six month borrowings. In addition to the outstanding balances noted below, the Bank also had additional lines of credit totaling $13,276,000 available from correspondent banks other than the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows at December 31, 2010, 2009, and 2008:

(In Thousands)		2010		2009		2008
Repurchase Agreements:						
Balance at year end	$	13,289	$	13,199	$	12,933
Maximum amount outstanding at any month end		20,815		16,008		18,839
Average balance outstanding during the year		14,305		13,664		15,840
Weighted-average interest rate:						
At year end		1.58%		2.01%		2.83%
Paid during the year		1.80%		2.21%		2.83%
Open Repo Plus:						
Balance at year end	$	14,010	$	5,155	$	61,013
Maximum amount outstanding at any month end		14,010		40,330		61,013
Average balance outstanding during the year		1,066		11,772		31,495
Weighted-average interest rate:						
At year end		0.62%		0.62%		0.59%
Paid during the year		0.65%		0.71%		2.04%
Short-Term FHLB:						
Balance at year end	$	—	$	—	$	—
Maximum amount outstanding at any month end		—		15,000		10,000
Average balance outstanding during the year		—		2,205		3,210
Weighted-average interest rate:						
At year end		—		—		—
Paid during the year		—		0.42%		2.58%

NOTE 10 - LONG-TERM BORROWINGS

The following represents outstanding long-term borrowings with the FHLB by contractual maturities at December 31, 2010 and 2009:

(In Thousands)

Description	Maturity	Weighted-Average Interest Rate 2010	Weighted-Average Interest Rate 2009	Stated Interest Rate Range From	Stated Interest Rate Range To	2010	2009
Variable	2010	—	4.87%	3.98%	6.65%	$ —	$ 15,000
Variable	2011	4.49%	4.49%	4.25%	4.72%	10,000	10,000
Variable	2012	4.18%	4.18%	3.68%	4.43%	15,000	15,000
Variable	2013	3.74%	3.74%	3.74%	3.74%	5,000	5,000
Variable	2015	3.97%	3.97%	3.97%	3.97%	10,000	10,000
Variable	2017	4.22%	4.22%	4.15%	4.28%	20,000	20,000
Variable	2018	3.18%	3.18%	3.18%	3.18%	10,000	10,000
Total Variable		**4.03%**	**4.18%**			**70,000**	**85,000**
Fixed	2011	6.92%	6.92%	6.92%	6.92%	500	500
Fixed	2013	5.87%	5.87%	5.87%	5.87%	528	528
Fixed	2015	6.92%	6.92%	6.92%	6.92%	750	750
Total Fixed		**6.61%**	**6.61%**			**1,778**	**1,778**
Total		**4.09%**	**4.23%**			**$ 71,778**	**$ 86,778**

(In Thousands)

Year ending December 31,	Amount	Weighted-Average Rate
2011	$ 10,500	4.60%
2012	15,000	4.18%
2013	5,528	3.94%
2014	—	—
2015	10,750	4.18%
Thererafter	30,000	3.87%
	$ 71,778	**4.09%**

The terms of the convertible borrowings allow the FHLB to convert the interest rate to an adjustable rate based on the three month London Interbank Offered Rate ("LIBOR") at a predetermined anniversary date of the borrowing's origination, ranging from three months to five years. If the FHLB converts the interest rate on one of the predetermined dates, the Bank has the ability to pay off the debt on the conversion date and quarterly thereafter without incurring the customary pre-payment penalty.

The Bank maintains a credit arrangement which includes a revolving line of credit with the FHLB. Under this credit arrangement, the Bank has a remaining borrowing capacity of $137,819,000 at December 31, 2010, which is subject to annual renewal, and typically incurs no service charges. Under terms of a blanket agreement, collateral for the FHLB borrowings must be secured by certain qualifying assets of the Bank which consist principally of first mortgage loans and mortgage-backed securities.

NOTE 11 - INCOME TAXES

The following temporary differences gave rise to the net deferred tax asset position at December 31, 2010 and 2009:

(In Thousands)	2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 2,001	$ 1,583
Deferred compensation	462	403
Pension	1,501	1,148
Loan fees and costs	353	346
Investment securities allowance	1,495	1,620
Unrealized loss on available for sale securities	3,748	1,839
Low income housing credit carryforward	2,876	2,132
Capital loss	—	1,195
Other	803	296
Total	13,239	10,562
Deferred tax liabilities:		
Bond accretion	334	207
Depreciation	332	263
Amortization	676	601
Total	1,342	1,071
Deferred tax asset, net	$ 11,897	$ 9,491

No valuation allowance was established at December 31, 2010 and 2009, because of the Company's ability to carry back capital losses to recover taxes paid in previous years and certain tax strategies, together with the anticipated future taxable income as evidenced by the Company's earning potential.

The provision or benefit for income taxes is comprised of the following for the year ended December 31, 2010, 2009, and 2008:

(In Thousands)	2010	2009	2008
Currently payable	$ 1,625	$ 1,360	$ 1,967
Deferred benefit	(243)	(2,102)	(1,562)
Total provision (benefit)	$ 1,382	$ (742)	$ 405

A reconciliation between the expected income tax or benefit and the effective income tax rate on income before income tax provision or benefit follows for the year ended December 31, 2010, 2009, and 2008:

(In Thousands)	2010		2009		2008	
	Amount	%	Amount	%	Amount	%
Provision at expected rate	$ 4,186	34.00%	$ 1,819	34.00 %	$ 2,859	34.00%
Decrease in tax resulting from:						
Tax-exempt income	(2,061)	(16.74)	(2,005)	(37.47)	(1,757)	(20.90)
Tax credits	(705)	(5.73)	(560)	(10.47)	(601)	(7.15)
Other, net	(38)	(0.31)	4	0.07	(96)	(1.14)
Effective income tax provision (benefit) and rate	$ 1,382	11.22%	$ (742)	(13.87)%	$ 405	4.81%

NOTE 12 - EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan

The Company has a noncontributory defined benefit pension plan (the "Plan") for all employees meeting certain age and length of service requirements that were hired prior to January 1, 2004, at which time entrance into the Plan was frozen. Benefits are based primarily on years of service and the average annual compensation during the highest five consecutive years within the final ten years of employment.

The following table sets forth the obligation and funded status as of December 31, 2010 and 2009:

(In Thousands)	2010	2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 11,329	$ 11,987
Service cost	498	525
Interest cost	682	679
Actuarial (gain) loss	238	(6)
Benefits paid	(249)	(293)
Other, change in actuarial assumptions	950	(1,563)
Benefit obligation at end of year	13,448	11,329
Change in plan assets:		
Fair value of plan assets at beginning of year	7,954	6,065
Actual return on plan assets	915	1,396
Employer contribution	443	805
Benefits paid	(278)	(312)
Fair value of plan assets at end of year	9,034	7,954
Funded status	$ (4,414)	$ (3,375)
Accounts recognized on balance sheet as:		
Total liabilities	$ (4,414)	$ (3,375)
Amounts not yet recognized as a component of net periodic pension cost:		
Amounts recognized in accumulated other comprehensive income (loss) consist of:		
Net transition asset	$ (4)	$ (7)
Prior service cost	77	102
Net loss	3,583	2,814
Total	$ 3,656	$ 2,909

The accumulated benefit obligation for the Plan was $11,803,000 and $9,871,000 at December 31, 2010 and 2009, respectively.

Components of Net Periodic Cost and Other Amounts Recognized in other Comprehensive Income as of December 31, 2010, 2009, and 2008 are as follows:

(In Thousands)	2010	2009	2008
Net periodic pension cost:			
Service cost	$ 527	$ 544	$ 546
Interest cost	682	679	609
Expected return on plan assets	(642)	(508)	(641)
Amortization of transition asset	(3)	(3)	(3)
Amortization of prior service cost	25	25	25
Amortization of unrecognized net loss	146	339	57
Net periodic benefit cost	$ 735	$ 1,076	$ 593

The estimated net transition asset and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $3,000 and $25,000, respectively.

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31, 2010, 2009, and 2008:

	2010	2009	2008
Discount rate	5.50%	6.00%	5.75%
Rate of compensation increase	3.00%	3.00%	4.75%

Weighted-average assumptions used to determine net periodic cost for years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
Discount rate	6.00%	5.75%	6.00%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.00%	4.75%	5.00%

The expected long-term rate of return was estimated using market benchmarks by which the plan assets would outperform the market value in the future, based on historical experience adjusted for changes in asset allocation and expectations for overall lower future returns on similar investments compared to past periods.

Plan Assets

The Plan's weighted-average asset allocations at December 31, 2010 and 2009 by asset category are as follows:

Asset Category	2010	2009
Cash	2.59%	0.43%
Fixed income securities	35.95	40.03
Equity	61.46	59.54
Total	100.00%	100.00%

The investment objective for the Plan is to maximize total return with tolerance for slightly above average risk, meaning the fund is able to tolerate short-term volatility to achieve above-average returns over the long term.

Asset allocation favors equities, with target allocation of approximately 60% equity securities, 37.5% fixed income securities and 2.5% cash. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between the acceptable ranges. The equity portfolio's exposure is primarily in mid and large capitalization domestic equities with limited exposure to small capitalization and international stocks.

It is management's intent to give the investment managers flexibility, within the overall guidelines, with respect to investment decisions and their timing. However, certain investments require specific review and approval by management. Management is also informed of anticipated, significant modifications of any previously approved investment, or anticipated use of derivatives to execute investment strategies.

The following table sets forth by level, within the fair value hierarchy detailed in Note 20. Fair Value Measurements, the Plan's assets at fair value as of December 31, 2010 and 2009:

(In Thousands)	2010			
Assets:	Level I	Level II	Level III	Total
Cash and cash equivalents	$ 235	$ —	$ —	$ 235
Mutual funds - taxable fixed income	3,261	—	—	3,261
Mutual funds - domestic equity	4,200	—	—	4,200
Mutual funds - international equity	1,376	—	—	1,376
Total assets at fair value	$ 9,072	$ —	$ —	$ 9,072

(In Thousands)	2009			
Assets:	Level I	Level II	Level III	Total
Cash and cash equivalents	$ 34	$ —	$ —	$ 34
Mutual funds - taxable fixed income	3,184	—	—	3,184
Mutual funds - domestic equity	3,782	—	—	3,782
Mutual funds - international equity	954	—	—	954
Total assets at fair value	$ 7,954	$ —	$ —	$ 7,954

The following benefit payments that reflect expected future service, as appropriate, are expected to be paid:

Estimated future benefit payments (in thousands):

2011	$ 395
2012	561
2013	557
2014	605
2015	613
2016-2020	3,779
	$ 6,510

The company expects to contribute a minimum of $957,000 to its Pension Plan in 2011.

401(k) Savings Plan

The Company also offers a 401(k) savings plan in which eligible participating employees may elect to contribute up to a maximum percentage allowable not to exceed the limits of Code Sections 401(k), 404, and 415. The Company may make matching contributions equal to a discretionary percentage that is determined by the Board of Directors. Participants are at all times fully vested in their contributions and vest over a period of five years regarding the employer contribution. Contribution expense was approximately $117,000, $112,000, and $97,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan whereby participating directors elect to forego directors' fees paid in cash. Under this plan, the Company will make payments for a ten-year period beginning at age 65 in most cases or at death, if earlier, at which time payments would be made to their designated beneficiaries.

To fund benefits under the deferred compensation plan, the Company has acquired bank-owned life insurance policies on the lives of the participating directors for which insurance benefits are payable to the Company. The Company incurred expenses related to the plan of $254,000, $96,000, and $96,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Benefits paid under the plan were approximately $160,000, $161,000, and $180,000 in 2010, 2009, and 2008, respectively.

NOTE 13 - EMPLOYEE STOCK PURCHASE PLAN

The Company implemented the Penns Woods Bancorp, Inc. 2006 Employee Stock Purchase Plan ("Plan"). The Plan is intended to encourage employee participation in the ownership and economic progress of the Company. The Plan allows for up to 1,000,000 shares to be purchased by employees. The purchase price of the shares is 95% of market value with an employee eligible to purchase up to the lesser of 15% of base compensation or $12,000 in market value annually. There were 2,170 and 2,614 shares issued under the plan for the years ended December 31, 2010 and 2009, respectively.

NOTE 14 - STOCK OPTIONS

The Company adopted the 1998 Stock Option Plan ("1998 Plan") for key employees and directors. Incentive stock options and nonqualified stock options may be granted to eligible employees of the Bank and nonqualified options may be granted to directors of the Company. Incentive nonqualified stock options granted under the 1998 Plan may be exercised not later than ten years after the date of grant. Each option granted under the 1998 Plan shall be exercisable only after the expiration of six months following the date of grant of such options. All options issued under the 1998 Plan have either been forfeited or exercised as of December 31, 2010.

A summary of the status of the Company's common stock option plans are presented below:

	2010		2009	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	990	$ 24.72	1,980	$ 28.27
Granted	—	—	—	—
Exercised	(441)	24.72	—	—
Forfeited	(549)	24.72	(990)	31.82
Outstanding, end of year	—	$ —	990	$ 24.72
Options exercisable at year-end	—	$ —	990	$ 24.72

NOTE 15 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and the Bank, including their immediate families and companies in which they are principal owners (more than ten percent), are indebted to the Company. Such indebtedness was incurred in the ordinary course of business on the same terms and at those rates prevailing at the time for comparable transactions with others.

A summary of loan activity with executive officers, directors, principal shareholders, and associates of such persons is listed below for the years ended December 31, 2010 and 2009:

(In Thousands)	Beginning Balance	Additions	Payments	Ending Balance
2010	$ 8,744	$ 816	$ (1,194)	$ 8,366
2009	8,942	980	(1,178)	8,744

Deposits from related parties held by the Bank amounted to $7,281,000 at December 31, 2010 and $7,576,000 at December 31, 2009.

NOTE 16 - COMMITMENTS AND CONTINGENT LIABILITIES

The following schedule shows future minimum rental payments under operating leases with noncancellable terms in excess of one year as of December 31, 2010:

(In Thousands)	
2011	$ 352
2012	302
2013	232
2014	187
2015	192
Thereafter	1,332
Total	$ 2,597

The Company's operating lease obligations represent short and long-term lease and rental payments for facilities. Total rental expense for all operating leases for the years ended December 31, 2010, 2009, and 2008 were $387,000, $392,000 and $406,000.

The Company is subject to lawsuits and claims arising out of its business. There are no such legal proceedings or claims currently pending or threatened other than those encountered during the normal course of business.

NOTE 17 - OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments express the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support financial instruments with off-balance sheet credit risk.

Financial instruments whose contract amounts represent credit risk are as follows at December 31, 2010 and 2009:

(In Thousands)	2010	2009
Commitments to extend credit	$ 82,124	$ 80,061
Standby letters of credit	1,228	1,334

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, on an extension of credit is based on management's credit assessment of the counterparty.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance related contracts. The coverage period for these instruments is typically a one year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized upon expiration of the coverage period. For secured letters of credit, the collateral is typically Bank deposit instruments or customer business assets.

NOTE 18 - CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2010 and 2009, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios must be at least 10%, 6%, and 5%, respectively.

The Company's and the Bank's actual capital ratios are presented in the following tables, which shows that both met all regulatory capital requirements.

Consolidated Company

(In Thousands)	2010			2009		
		Amount	Ratio		Amount	Ratio
Total Capital (to Risk-weighted Assets)						
Actual	$	72,855	15.95%	$	67,738	15.53%
For Capital Adequacy Purposes		36,544	8.00		35,094	8.00
To Be Well Capitalized		45,680	10.00		43,867	10.00
Tier 1 Capital (to Risk-weighted Assets)						
Actual	$	66,371	14.53%	$	62,709	14.37%
For Capital Adequacy Purposes		18,272	4.00		17,547	4.00
To Be Well Capitalized		27,408	6.00		26,320	6.00
Tier 1 Capital (to Average Assets)						
Actual	$	66,371	9.55%	$	62,709	9.32%
For Capital Adequacy Purposes		27,790	4.00		26,914	4.00
To Be Well Capitalized		34,738	5.00		33,642	5.00

Bank

(In Thousands)	2010			2009		
		Amount	Ratio		Amount	Ratio
Total Capital (to Risk-weighted Assets)						
Actual	$	61,860	13.78%	$	58,024	13.40%
For Capital Adequacy Purposes		35,924	8.00		34,632	8.00
To Be Well Capitalized		44,906	10.00		43,290	10.00
Tier 1 Capital (to Risk-weighted Assets)						
Actual	$	56,199	12.51%	$	53,359	12.33%
For Capital Adequacy Purposes		17,962	4.00		17,316	4.00
To Be Well Capitalized		26,943	6.00		25,974	6.00
Tier 1 Capital (to Average Assets)						
Actual	$	56,199	8.17%	$	53,359	8.00%
For Capital Adequacy Purposes		27,515	4.00		26,669	4.00
To Be Well Capitalized		34,394	5.00		33,336	5.00

NOTE 19 - REGULATORY RESTRICTIONS

The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by all state-chartered banks. Accordingly, at December 31, 2010, the balance in the additional paid in capital account totaling $11,657,000 is unavailable for dividends.

The Bank is subject to regulatory restrictions, which limit its ability to loan funds to Penns Woods Bancorp, Inc. At December 31, 2010, the regulatory lending limit amounted to approximately $9,342,000.

Cash and Due from Banks

Included in cash and due from banks are reserves required by the district Federal Reserve Bank of $1,129,000 and $1,064,000 at December 31, 2010 and 2009, respectively. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and a balance maintained directly with the Federal Reserve Bank.

NOTE 20 - FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by GAAP are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the balance sheet at their fair value on a recurring basis as of December 31, 2010 and 2009, by level within the fair value hierarchy. As required by GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(In Thousands)	2010			
	Level I	Level II	Level III	Total
Assets measured on a recurring basis:				
Investment securities, available for sale				
U.S. Government and agency securities	$ —	$ 26,613	$ —	$ 26,613
State and political securities	—	154,787	—	154,787
Other debt securities	—	20,608	—	20,608
Financial institution securities	13,191	—	—	13,191
Other equity securities	366	—	—	366
Total assets measured on a recurring basis	$ 13,557	$ 202,008	$ —	$ 215,565

(In Thousands)	2009			
	Level I	Level II	Level III	Total
Assets measured on a recurring basis:				
Investment securities, available for sale				
U.S. Government and agency securities	$ —	$ 39,136	$ —	$ 39,136
State and political securities	—	144,877	—	144,877
Other debt securities	—	12,976	—	12,976
Financial institution securities	11,779	—	—	11,779
Other equity securities	—	—	—	—
Total assets measured on a recurring basis	$ 11,779	$ 196,989	$ —	$ 208,768

The following table presents the assets reported on the balance sheet at their fair value on a non-recurring basis as of December 31, 2010 and 2009, by level within the fair value hierarchy. As required by GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(In Thousands)	2010			
	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:				
Impaired loans	$ —	$ 13,301	$ —	$ 13,301
Other real estate owned	—	609	—	609
Total assets measured on a recurring basis	$ —	$ 13,910	$ —	$ 13,910

(In Thousands)	2009			
	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:				
Impaired loans	$ —	$ 7,510	$ —	$ 7,510
Other real estate owned	—	672	—	672
Total assets measured on a recurring basis	$ —	$ 8,182	$ —	$ 8,182

NOTE 21 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose fair values for its financial instruments. Fair values are made at a specific point in time, based on relevant market information and information about the financial instrument. These fair values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Also, it is the Company's general practice and intention to hold most of its financial instruments to maturity and not to engage in trading or sales activities. Because no market exists for a significant portion of the Company's financial instruments, fair value sare based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the fair values.

Fair values have been determined by the Company using historical data and an estimation methodology suitable for each category of financial instruments. The Company's fair values, methods, and assumptions are set forth below for the Company's other financial instruments.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments but have value, the fair value of financial instruments would not represent the full market value of the Company.

The fair values of the Company's financial instruments are as follows at December 31, 2010 and 2009:

(In Thousands)	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 9,493	$ 9,493	$ 13,788	$ 13,788
Investment securities:				
Available for sale	215,565	215,565	208,768	208,768
Held to maturity	83	83	107	108
Loans held for sale	6,658	6,658	4,063	4,063
Loans, net	409,522	402,250	400,872	403,279
Bank-owned life insurance	15,436	15,436	14,942	14,942
Accrued interest receivable	3,765	3,765	3,523	3,523
Financial liabilities:				
Interest-bearing deposits	$ 428,161	$ 419,058	$ 417,388	$ 408,056
Noninterest-bearing deposits	89,347	89,347	79,899	79,899
Short-term borrowings	27,299	27,299	18,354	18,354
Long-term borrowings, FHLB	71,778	75,790	86,778	89,082
Accrued interest payable	750	750	1,073	1,073

Cash and Cash Equivalents, Loans Held for Sale, Accrued Interest Receivable, Short-term Borrowings, and Accrued Interest Payable:
The fair value is equal to the carrying value.

Investment Securities:
The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is determined by using the quoted market price for similar securities. Regulatory stocks' fair value is equal to the carrying value.

Loans:
Fair values are determined for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential real estate, construction real estate, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discounted rates are judgmentally determined using available market information and specific borrower information.

Bank-Owned Life Insurance:
The fair value is equal to the cash surrender value of the life insurance policies.

Deposits:
The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW, and money market accounts, is equal to the amount payable on demand as of December 31, 2010 and 2009. The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

The fair values above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market, commonly referred to as the core deposit intangible.

Long Term Borrowings:
The fair value of long term borrowings is based on the discounted value of contractual cash flows.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written:
There is no material difference between the notional amount and the fair value of off-balance sheet items at December 31, 2010 and 2009. The contractual amounts of unfunded commitments and letters of credit are presented in Note 17.

NOTE 22 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial information for Penns Woods Bancorp, Inc. follows:

CONDENSED BALANCE SHEET, DECEMBER 31,

(In Thousands)	2010	2009
ASSETS:		
Cash	$ 90	$ 103
Investment in subsidiaries:		
Bank	53,969	55,117
Nonbank	12,392	11,553
Other assets	259	223
Total assets	$ 66,710	$ 66,996
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Other liabilities	$ 90	$ 80
Shareholders' equity	66,620	66,916
Total liabilities and shareholders' equity	$ 66,710	$ 66,996

CONDENSED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2010	2009	2008
Operating income:			
Dividends from subsidiaries	$ 7,365	$ 7,283	$ 8,763
Security gains	—	1	—
Equity in undistributed earnings of subsidiaries	3,892	(897)	(485)
Operating expenses	(328)	(294)	(275)
Net income	$ 10,929	$ 6,093	$ 8,003

CONDENSED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2010	2009	2008
OPERATING ACTIVITIES:			
Net income	$ 10,929	$ 6,093	$ 8,003
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(3,892)	897	485
Other, net	(25)	—	(43)
Net cash provided by operating activities	7,012	6,990	8,445
INVESTING ACTIVITIES:			
Investment in subsidiaries	—	—	—
FINANCING ACTIVITIES:			
Dividends paid	(7,056)	(7,052)	(7,096)
Issuance of common stock	67	71	90
Stock options exercised	10	—	11
Purchase of treasury stock	(46)	—	(1,371)
Net cash used in financing activities	(7,025)	(6,981)	(8,366)
NET (DECREASE) INCREASE IN CASH	(13)	9	79
CASH, BEGINNING OF YEAR	103	94	15
CASH, END OF YEAR	$ 90	$ 103	$ 94

NOTE 23 - CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands, Except Per Share Data)	For the Three Months Ended			
2010	**March 31,**	**June 30,**	**Sept. 30,**	**Dec. 31,**
Interest income	$ 8,989	$ 9,124	$ 9,182	$ 9,067
Interest expense	2,691	2,534	2,424	2,219
Net interest income	6,298	6,590	6,758	6,848
Provision for loan losses	300	400	700	750
Non-interest income	1,699	1,952	1,761	1,874
Securities gains (losses), net	(3)	56	109	11
Non-interest expense	4,986	4,990	4,704	4,812
Income before income tax provision	2,708	3,208	3,224	3,171
Income tax provision	260	436	376	310
Net income	$ 2,448	$ 2,772	$ 2,848	$ 2,861
Earnings per share - basic	$ 0.64	$ 0.72	$ 0.74	$ 0.75
Earnings per share - diluted	$ 0.64	$ 0.72	$ 0.74	$ 0.75

(In Thousands, Except Per Share Data)	For the Three Months Ended			
2009	**March 31,**	**June 30,**	**Sept. 30,**	**Dec. 31,**
Interest income	$ 8,917	$ 9,013	$ 9,113	$ 9,148
Interest expense	3,080	3,208	3,168	2,942
Net interest income	5,837	5,805	5,945	6,206
Provision for loan losses	126	186	270	335
Non-interest income	1,593	1,694	1,888	1,958
Securities gains (losses), net	(2,369)	(2,086)	(507)	116
Non-interest expense	4,645	4,885	5,097	5,185
Income before income tax (benefit) provision	290	342	1,959	2,760
Income tax (benefit) provision	(549)	(490)	37	260
Net income	$ 839	$ 832	$ 1,922	$ 2,500
Earnings per share - basic	$ 0.22	$ 0.22	$ 0.50	$ 0.65
Earnings per share - diluted	$ 0.22	$ 0.22	$ 0.50	$ 0.65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Board of Directors and Shareholders
Penns Woods Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Penns Woods Bancorp, Inc. (the "Company") and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

S.R. Snodgrass, A.C.

Wexford, PA
March 8, 2011

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is determined by calculating the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To compare the tax-exempt asset yields to taxable yields, amounts are adjusted to taxable equivalents based on the marginal corporate federal tax rate of 34%. The tax equivalent adjustments to net interest income for 2010, 2009, and 2008 were $3,018,000, $2,952,000, and $2,714,000, respectively.

2010 vs 2009

Reported net interest income increased $2,701,000 or 11.35% to $26,494,000 for the year ended December 31, 2010 compared to the year ended December 31, 2009, although the yield on earning assets decreased to 6.08% from 6.43% respectively. On a tax equivalent basis, the change in net interest income was an increase of $2,767,000 or 10.35% to $29,512,000 for the year ended December 31, 2010 compared to the year ended December 31, 2009. Total interest income increased $171,000 due to growth in the average balance of the loan and investment portfolios. The increase in earning asset volume compensated for the negative impact on earning asset yields caused by the prolonged low interest rate cycle enacted by the Federal Open Markets Committee ("FOMC"). Interest income recognized on the loan portfolio decreased $55,000 as a portion of the portfolio repriced downward due to the FOMC actions that have maintained the prime rate at 3.25% for the past year coupled with the market dictating that new loan generation occurred at lower rates than during 2009. Interest and dividend income generated from the investment portfolio and interest bearing cash deposits increased $226,000. The increase was driven by portfolio growth, which more than compensated for a decrease in yield of 29 basis points ("bp").

Interest expense decreased $2,530,000 to $9,868,000 for the year ended December 31, 2010 compared to 2009. Leading the decrease in interest expense was a decline of 26.91% or $2,229,000 related to deposits. The FOMC actions noted previously together with a strategic shortening of the duration of the portfolio led to a 77 bp decline in the rate paid on time deposits from 2.84% for the year ended December 31, 2009 to 2.07% for the year ended December 31, 2010 resulting in a $1,917,000 decline in expense, while the average balance of time deposits decreased $10,990,000. Growth in the average balance of money market deposits of $37,206,000 was offset by a decline of 78 bp in rate resulting in a decrease in interest expense of $60,000. The overall growth in average deposit balances of $36,367,000 allowed for a reduction in average short-term borrowings of $12,270,000 and a reduction in average long-term borrowings of $2,877,000 leading to a reduction in borrowed funds interest expense of $301,000.

2009 vs 2008

Reported net interest income increased $2,517,000 or 11.83% to $23,793,000 for the year ended December 31, 2009 compared to the year ended December 31, 2008, although the yield on earning assets decreased to 6.43% from 6.68%, respectively. On a tax equivalent basis, the change in net interest income was an increase of $2,755,000 or 11.48% to $26,745,000 for the year ended December 31, 2009 compared to the year ended December 31, 2008. Total interest income increased $83,000 due to growth in the average balance of the loan portfolio offset by a decrease in investment portfolio income resulting from decreased dividends. The increase in earning asset volume compensated for the negative impact on earning asset yields caused by the prolonged low interest rate cycle enacted by the Federal Open Markets Committee ("FOMC"). Interest income recognized on the loan portfolio increased $340,000 as a portion of the portfolio repriced downward due to the FOMC actions that have maintained the prime rate at 3.25% for the past year coupled with the market dictating that new loan generation occurred at lower rates than during 2008. Interest and dividend income generated from the investment portfolio and interest bearing cash deposits decreased $257,000. The decrease was the result of a minimal decrease in the yield on the investment portfolio of 3 basis points ("bp") in conjunction with the average balance of the investment portfolio decreasing by $2,137,000. Dividend and other interest income decreased $574,000 to $194,000 for the year ended December 31, 2009. The decrease is the result of the FHLB ceasing to pay dividends on its stock, a reduction in equity holdings of $5,470,000, and a general reduction in the dividends paid by the various equity holdings.

Interest expense decreased $2,434,000 to $12,398,000 for the year ended December 31, 2009 compared to 2008. Leading the decrease in interest expense was a decline of 14.33% or $1,386,000 related to deposits. The FOMC actions noted previously together with a strategic shortening of the duration of the portfolio led to a 108 bp decline in the rate paid on time deposits from 3.92% for the year ended December 31, 2008 to 2.84% for the year ended December 31, 2009 resulting in a $1,633,000 decline in expense, while the average balance of time deposits increased $18,692,000. Growth in the average balance of money market deposits of $31,985,000 resulted in an increase in interest expense of $528,000 despite a decline of 31 bp in rate. The overall growth in average deposit balances of $58,642,000 allowed for a reduction in average short-term borrowings of $22,904,000 which coupled with a reduction in rate paid on such borrowings of 89 bp resulted in interest expense on short-term borrowings decreasing $785,000.

AVERAGE BALANCES AND INTEREST RATES

The following tables set forth certain information relating to the Company's average balance sheet and reflect the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

(Dollars In Thousands)	2010		
	Average Balance	Interest	Average Rate
ASSETS:			
Tax-exempt loans	$ 18,287	$ 1,212	6.63%
All other loans	397,766	24,713	6.21
Total loans	416,053	25,925	6.23
Taxable securities	113,714	5,784	5.09
Tax-exempt securities	108,658	7,665	7.05
Total securities	222,372	13,449	6.05
Interest-bearing deposits	8,782	6	0.07
Total interest-earning assets	647,207	39,380	6.08
Other assets	53,734		
Total assets	$ 700,941		
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Savings	$ 64,477	183	0.28
Super Now deposits	65,080	385	0.59
Money market deposits	100,112	1,167	1.17
Time deposits	208,274	4,320	2.07
Total interest-bearing deposits	437,943	6,055	1.38
Short-term borrowings	15,371	265	1.72
Long-term borrowings, FHLB	83,901	3,548	4.17
Total borrowings	99,272	3,813	3.79
Total interest-bearing liabilities	537,215	9,868	1.83
Demand deposits	84,158		
Other liabilities	8,118		
Shareholders' equity	71,450		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 700,941		
Interest rate spread			4.25%
Net interest income/margin		$ 29,512	4.57%

- Fees on loans are included with interest on loans. Loan fees are included in interest income as follows: 2010-$439,000, 2009-$349,000, 2008-$472,000.
- Information on this table has been calculated using average daily balance sheets to obtain average balances.
- Nonaccrual loans have been included with loans for the purpose of analyzing net interest earnings.
- Income and rates on a fully taxable equivalent basis include an adjustment for the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate.

2009			2008		
Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
$ 16,688	$ 1,100	6.59%	$ 9,230	$ 603	6.53%
382,433	24,842	6.50	361,945	24,830	6.86
399,121	25,942	6.50	371,175	25,433	6.85
103,338	5,617	5.44	104,245	6,008	5.76
104,800	7,583	7.24	106,030	7,380	6.96
208,138	13,200	6.34	210,275	13,388	6.37
1,938	1	0.05	10	1	10.00
609,197	39,143	6.43	581,460	38,822	6.68
54,642			50,779		
$ 663,839			$ 632,239		
$ 60,815	313	0.51	$ 60,324	443	0.73
58,591	507	0.87	52,117	658	1.26
62,906	1,227	1.95	30,921	699	2.26
219,264	6,237	2.84	200,572	7,870	3.92
401,576	8,284	2.06	343,934	9,670	2.81
27,641	396	1.42	50,545	1,181	2.31
86,778	3,718	4.23	89,256	3,981	4.39
114,419	4,114	3.55	139,801	5,162	3.64
515,995	12,398	2.39	483,735	14,832	3.05
74,618			73,618		
10,169			8,282		
63,057			66,604		
$ 663,839			$ 632,239		
		4.03%			3.63%
	$ 26,745	4.40%		$ 23,990	4.14%

Reconcilement of Taxable Equivalent Net Interest Income

(In Thousands)	2010	2009	2008
Total interest income	$ 36,362	$ 36,191	$ 36,108
Total interest expense	9,868	12,398	14,832
Net interest income	26,494	23,793	21,276
Tax equivalent adjustment	3,018	2,952	2,714
Net interest income (fully taxable equivalent)	$ 29,512	$ 26,745	$ 23,990

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by old average volume). Increases and decreases due to both interest rate and volume, which cannot be separated, have been allocated proportionally to the change due to volume and the change due to interest rate. Income and interest rates are on a taxable equivalent basis.

(In Thousands)	Year Ended December 31,					
	2010 vs 2009 Increase (Decrease) Due to			2009 vs 2008 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans, tax-exempt	$ 105	$ 7	$ 112	$ 491	$ 6	$ 497
Loans	989	(1,118)	(129)	1,358	(1,346)	12
Taxable investment securities	469	(302)	167	(51)	(340)	(391)
Tax-exempt investment securities	219	(137)	82	(87)	290	203
Interest-bearing deposits	3	2	5	3	(3)	—
Total interest-earning assets	1,785	(1,548)	237	1,714	(1,393)	321
Interest expense:						
Savings deposits	18	(148)	(130)	4	(134)	(130)
Super Now deposits	51	(173)	(122)	75	(226)	(151)
Money market deposits	552	(612)	(60)	636	(108)	528
Time deposits	(294)	(1,623)	(1,917)	682	(2,315)	(1,633)
Short-term borrowings	(149)	18	(131)	(425)	(360)	(785)
Long-term borrowings, FHLB	(122)	(48)	(170)	(113)	(150)	(263)
Total interest-bearing liabilities	56	(2,586)	(2,530)	859	(3,293)	(2,434)
Change in net interest income	$ 1,729	$ 1,038	$ 2,767	$ 855	$ 1,900	$ 2,755

PROVISION FOR LOAN LOSSES

2010 vs 2009

The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2010, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy or employment and delays in receiving financial information from borrowers could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in interest income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review the Bank's loan loss allowance adequacy. The banking regulators could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

While determining the appropriate allowance level, management has attributed the allowance for loan losses to various portfolio segments; however, the allowance is available for the entire portfolio as needed.

The allowance for loan losses increased from $4,657,000 at December 31, 2009 to $6,035,000 at December 31, 2010. At December 31, 2010, allowance for loan losses was 1.45% of total loans compared to 1.15% of total loans at December 31, 2009.

The provision for loan losses totaled $2,150,000 for the year ended December 31, 2010 compared to $917,000 for the year ended December 31, 2009. The increase of the provision was appropriate when considering the gross loan growth experienced during 2010 of $10,028,000 coupled with net charge-offs of $772,000 to average loans for the year ended December 31, 2010 of 0.19% compared to $616,000 and 0.16% for the year ended December 31, 2009. In addition, nonperforming loans increased to $6,215,000 from $4,456,000 at December 31, 2009 primarily due to several commercial real estate loans. The loans are in a secured position and have sureties with a strong underlying financial position. Continued uncertainty surrounding the economy and internal loan review and analysis, coupled with the ratios noted previously, dictated an increase in the provision for loan losses. The increase did not equate to the increase in charge-offs and nonperforming loans due to the collateral status of the nonperforming loans and overall loan portfolio in general, which limits the loan specific allocation of the allowance for loan losses. Utilizing both internal and external resources, as noted, senior management has concluded that the allowance for loan losses remains at a level adequate to provide for probable losses inherent in the loan portfolio.

2009 vs 2008
The allowance for loan losses increased from $4,356,000 at December 31, 2008 to $4,657,000 at December 31, 2009. At December 31, 2009, allowance for loan losses was 1.15% of total loans compared to 1.14% of total loans at December 31, 2008.

The provision for loan losses totaled $917,000 for the year ended December 31, 2009 compared to $375,000 for the year ended December 31, 2008. The increase of the provision was appropriate when considering the gross loan growth experienced during 2009 of $24,051,000 coupled with net charge-offs of $616,000 to average loans for the year ended December 31, 2008 of 0.16% compared to $149,000 and 0.04% for the year ended December 31, 2008. In addition, nonperforming loans increased to $4,456,000 from $1,735,000 at December 31, 2008 primarily due to a commercial real estate loan. The loan is collateralized with no loss anticipated at this time. Continued uncertainty surrounding the economy and internal loan review and analysis, coupled with the ratios noted previously, dictated an increase in the provision for loan losses. The increase did not equate to the increase in charge-offs and nonperforming loans due to the collateral status of the nonperforming loans and overall loan portfolio in general, which limits the loan specific allocation of the allowance for loan losses.

Following is a table showing the changes in the allowance for loan losses for the years ended December 31, 2010, 2009, 2008, 2007, and 2006:

(In Thousands)	2010	2009	2008	2007	2006
Balance at beginning of period	$ 4,657	$ 4,356	$ 4,130	$ 4,185	$ 3,679
Charge-offs:					
Real estate	499	374	48	—	50
Commercial and industrial	266	133	51	103	28
Installment loans to individuals	137	225	214	201	249
Total charge-offs	902	732	313	304	327
Recoveries:					
Real estate	24	14	17	13	68
Commercial and industrial	18	10	60	1	40
Installment loans to individuals	88	92	87	85	90
Total recoveries	130	116	164	99	198
Net charge-offs	772	616	149	205	129
Additions charged to operations	2,150	917	375	150	635
Balance at end of period	$ 6,035	$ 4,657	$ 4,356	$ 4,130	$ 4,185
Ratio of net charge-offs during the period to average loans outstanding during the period	0.19%	0.16%	0.04%	0.06%	0.04%

NON-INTEREST INCOME

2010 vs 2009
Total non-interest income increased $5,172,000 from the year ended December 31, 2009 to 2010. Excluding security losses, non-interest income increased $153,000 year over year. Service charges decreased as customers continued to migrate to checking accounts having reduced or no service charges. Earnings on bank-owned life insurance decreased due to the differential in non-recurring gains on death benefit recognized in 2010 and 2009. Insurance commissions decreased due to the general economic downturn, which has led to a decrease in volume of sales. Management of The M Group continues to pursue new and build upon current relationships. However, the sales cycle for insurance and investment products can take typically from six months to one year or more to complete. The increase in other income was primarily due to increases in revenues from debit/credit card transactions and merchant card commissions.

(In Thousands)	2010		2009		Change	
	Amount	% Total	Amount	% Total	Amount	%
Deposit service charges	$ 2,177	29.19 %	$ 2,200	96.20 %	$ (23)	(1.05)%
Securities gains (losses), net	173	2.32	(4,846)	(211.89)	5,019	103.57
Bank-owned life insurance	636	8.53	713	31.18	(77)	(10.80)
Gain on sale of loans	949	12.72	826	36.12	123	14.89
Insurance commissions	970	13.00	1,189	51.99	(219)	(18.42)
Other	2,554	34.24	2,205	96.40	349	15.83
Total non-interest income	$ 7,459	100.00 %	$ 2,287	100.00 %	$ 5,172	226.15 %

2009 vs 2008
Total non-interest income decreased $3,169,000 from the year ended December 31, 2008 to 2009. Excluding security losses, non-interest income decreased $354,000 year over year. Service charges decreased as overdraft protection fees decreased $44,000 and customers continued to migrate to checking accounts having reduced or no service charges. Earnings on bank-owned life insurance increased due to the full year impact of policies purchased during 2008 and a gain on death benefit. Insurance commissions decreased due to the general economic downturn, which has led to a decrease in volume of sales. Management of The M Group continues to pursue new and build upon current relationships. However, the sales cycle for insurance and investment products can take typically from six months to one year or more to complete. The increase in other income was primarily due to increases in revenues from debit/credit card transactions and merchant card commissions.

(In Thousands)	2009		2008		Change	
	Amount	% Total	Amount	% Total	Amount	%
Deposit service charges	$ 2,200	96.20 %	$ 2,289	41.95 %	$ (89)	(3.89)%
Securities losses, net	(4,846)	(211.89)	(2,031)	(37.23)	(2,815)	(138.60)
Bank-owned life insurance	713	31.18	472	8.65	241	51.06
Gain on sale of loans	826	36.12	882	16.17	(56)	(6.35)
Insurance commissions	1,189	51.99	1,928	35.34	(739)	(38.33)
Other	2,205	96.40	1,916	35.12	289	15.08
Total non-interest income	$ 2,287	100.00 %	$ 5,456	100.00 %	$ (3,169)	(58.08)%

NON-INTEREST EXPENSE

2010 vs 2009

Total non-interest expenses decreased $320,000 from the year ended December 31, 2009 to December 31, 2010. Salaries and employee benefits remained stable as a decrease in pension expense limited the impact of several factors including standard cost of living wage adjustments for employees and increased benefit costs. Amortization of investment in limited partnerships increased due to a low income elderly housing partnership in our Williamsport market beginning to be amortized in conjunction with the recognition of federal tax credits. Other expenses decreased primarily due to a decrease in FDIC insurance expense of $330,000.

(In Thousands)	2010		2009		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 10,214	52.41 %	$ 10,189	51.43 %	$ 25	0.25 %
Occupancy, net	1,240	6.36	1,266	6.39	(26)	(2.05)
Furniture and equipment	1,264	6.48	1,212	6.12	52	4.29
Pennsylvania shares tax	677	3.47	685	3.46	(8)	(1.17)
Amortization of investment in limited partnership	693	3.56	567	2.86	126	22.22
Other	5,404	27.72	5,893	29.74	(489)	(8.30)
Total non-interest expense	$ 19,492	100.00 %	$ 19,812	100.00 %	$ (320)	(1.62)%

2009 vs 2008

Total non-interest expenses increased $1,863,000 from the year ended December 31, 2008 to December 31, 2009. Salaries and employee benefits increased due to several factors including standard cost of living wage adjustments for employees and increased benefit costs. Pennsylvania shares tax increased due to tax credits associated with an investment in low income housing within the Lycoming County market that were utilized during 2008. Other expenses increased primarily due to an increase in FDIC insurance expense of $1,010,000.

(In Thousands)	2009		2008		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 10,189	51.43 %	$ 9,634	53.66 %	$ 555	5.76 %
Occupancy, net	1,266	6.39	1,288	7.18	(22)	(1.71)
Furniture and equipment	1,212	6.12	1,182	6.59	30	2.54
Pennsylvania shares tax	685	3.46	421	2.35	264	62.71
Amortization of investment in limited partnership	567	2.86	712	3.97	(145)	(20.37)
Other	5,893	29.74	4,712	26.25	1,181	25.06
Total non-interest expense	$ 19,812	100.00 %	$ 17,949	100.00 %	$ 1,863	10.38 %

INCOME TAXES

2010 vs 2009

The provision for income taxes for the year ended December 31, 20010 resulted in an effective income tax rate of 11.2% compared to (13.9)% for 2009. This increase is primarily the result of an increase in net securities gains of $5,019,000 (to a gain of $173,000 from a loss of $4,846,000) which accounted for an increase in tax expense of approximately $1,706,000.

An analysis has been performed to determine if there is a need for a valuation allowance related to the deferred tax asset that has been booked due to the investment losses. As of December 31, 2010, management determined that a valuation analysis was not necessary.

2009 vs 2008

The provision for income taxes for the year ended December 31, 2009 resulted in an effective income tax rate of (13.9)% compared to 4.8% for 2008. This decrease is primarily the result of an increase in net securities losses of $2,815,000 which accounted for a reduction in tax expense of approximately $957,000. In addition, tax-exempt investment income and bank-owned life insurance income increased $134,000 and $241,000, respectively resulting in approximately and additional reduction in tax expense of $128,000.

FINANCIAL CONDITION

INVESTMENTS

2010

The fair value of the investment portfolio increased $6,772,000 from December 31, 2009 to 2010 while the amortized cost increased $12,390,000 over the same period. The increase in amortized value was primarily due to an increase in the state and political securities and other debt securities segments of the portfolio. The state and political securities segment of the aggregate portfolio was increased due to its ability to complement the shorter duration assets within the earning asset composition. Other debt securities were utilized as short-term vehicles to utilize cash on hand, while minimizing interest rate risk. The increase in carrying or fair value was the result of the previously noted increase in amortized cost offset by an increase in aggregate net unrealized losses of $5,618,000 primarily related to the state and political securities segment of the portfolio.

2009

The carrying value of the investment portfolio increased $489,000 from December 31, 2008 to 2009, while the amortized cost decreased $6,955,000 over the same period. The decrease in amortized value was due to a reduction of U.S. Government and agency securities due to routine principal payments and a reduction in equity securities due to both other than temporary impairment write downs and that certain positions were liquidated to maximize the ability to carry back capital losses for tax purposes. Offsetting these decreases in part was an increase in state and political securities. This segment of the aggregate portfolio was increased due to its ability to complement the shorter duration assets within the earning asset composition. The increase in carrying or fair value was the result of the previously noted reduction in amortized cost offset by a reduction in aggregate net unrealized losses of $7,451,000 primarily related to the equity segment of the portfolio.

The carrying amounts of investment securities are summarized as follows for the years ended December 31, 2010, 2009, and 2008:

(In Thousands)	2010		2009		2008	
	Balance	% Portfolio	Balance	% Portfolio	Balance	% Portfolio
U.S. Government agencies:						
Held to maturity	$ 5	—%	$ 6	—%	$ 10	—%
Available for sale	26,613	12.34	39,136	18.74	47,586	22.84
State and political subdivisions (tax-exempt):						
Held to maturity	—	—	—	—	—	—
Available for sale	101,492	47.06	106,928	51.19	103,173	49.51
State and political subdivisions (taxable):						
Held to maturity	—	—	—	—	—	—
Available for sale	53,295	24.71	37,949	18.17	28,668	13.76
Other bonds, notes and debentures:						
Held to maturity	78	0.04	101	0.05	125	0.06
Available for sale	20,608	9.56	12,976	6.21	15,554	7.46
Total bonds, notes and debentures	202,091	93.71	197,096	94.36	195,116	93.63
Corporate stock - Available for sale	13,557	6.29	11,779	5.64	13,270	6.37
Total	$ 215,648	100.00%	$ 208,875	100.00%	$ 208,386	100.00%

The following table shows the maturities and repricing of investment securities, at amortized cost and the weighted average yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) at December 31, 2010:

(In Thousands)	Within One Year	After One But Within Five Years	After Five But Within Ten Years	After Ten Years	Amortized Cost Total
U.S. Government agencies:					
HTM Amount	$ —	$ —	$ 1	$ 4	$ 5
Yield	—	—	9.04%	8.73%	8.79%
AFS Amount	—	1,000	—	23,759	24,759
Yield	—	2.10%	—	5.84%	5.69%
State and political subdivisions (tax-exempt):					
HTM Amount	—	—	—	—	—
Yield	—	—	—	—	—
AFS Amount	—	478	1,275	112,248	114,001
Yield	—	3.18%	7.06%	6.59%	6.58%
State and political subdivisions (taxable):					
HTM Amount	—	—	—	—	—
Yield	—	—	—	—	—
AFS Amount	1,002	1,011	2,152	51,678	55.843
Yield	6.00%	3.56%	5.15%	6.05%	5.97%
Other bonds, notes and debentures:					
HTM Amount	25	53	—	—	78
Yield	6.53%	6.15%	—	—	6.27%
AFS Amount	956	16,538	1,001	1,646	20,141
Yield	5.28%	3.76%	3.10%	6.81%	4.05%
Total Amount	$ 1,983	$ 19,080	$ 4,429	$ 189,335	$ 214,827
Total Yield	5.66%	3.66%	5.23%	6.35%	6.08%
Equity Securities					$ 11,845
Total Investment Portfolio Value					$ 226,672
Total Investment Portfolio Yield					5.76%

All yields represent weighted average yields expressed on a tax equivalent basis. They are calculated on the basis of the cost, adjusted for amortization of premium and accretion of discount, and effective yields weighted for the scheduled maturity of each security. The taxable equivalent adjustment represents the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate (derived by dividing tax-exempt interest by 66%).

The distribution of credit ratings by amortized cost and estimated fair value for the debt security portfolio at December 31, 2010 follows:

(In Thousands)	A- to AAA		B- to BBB+		C to CCC+		Not Rated		Total	
Available for sale (AFS)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Government and agency securities	$ 24,759	$ 26,613	$ —	$ —	$ —	$ —	$ —	$ —	$ 24,759	$ 26,613
State and political securities	154,824	142,190	6,874	5,785	—	—	8,146	6,812	169,844	154,787
Other debt securities	19,241	19,719	875	864	—	—	25	25	20,141	20,608
Total debt securities AFS	$ 198,824	$ 188,522	$ 7,749	$ 6,649	$ —	$ —	$ 8,171	$ 6,837	$ 214,744	$ 202,008
Held to maturity (HTM)										
U.S. Government and agency securities	$ 5	$ 5	$ —	$ —	$ —	$ —	$ —	$ —	$ 5	$ 5
Other debt securities	78	78	—	—	—	—	—	—	78	78
Total debt securities HTM	$ 83	$ 83	$ —	$ —	$ —	$ —	$ —	$ —	$ 83	$ 83

LOAN PORTFOLIO

2010

Gross loans of $415,557,000 at December 31, 2010 represented an increase of $10,028,000 from December 31, 2009. The continued emphasis on well collateralized real estate loans resulted in commercial real estate secured loans increasing $8,108,000 from December 31, 2009 to 2010. The success in carrying out this long term strategy has played a significant role in limiting net charge-offs for 2010 to 0.19% of average loans. The composition of the portfolio has continued to shift toward commercial from residential. This shift is the by-product of the majority of residential mortgages being sold into the secondary market versus being added to the loan portfolio.

2009

Gross loans of $405,529,000 at December 31, 2009 represented an increase of $24,051,000 from December 31, 2008. The continued emphasis on well collateralized real estate loans resulted in commercial real estate secured loans increasing $16,051,000 from December 31, 2008 to 2009. The success in carrying out this long term strategy has played a significant role in limiting net charge-offs for 2009 to 0.16% of average loans. The composition of the portfolio has shifted toward commercial from residential since December 31, 2008. This shift is the by-product of the majority of residential mortgages being sold into the secondary market versus being added to the loan portfolio.

The amounts of loans outstanding at the indicted dates are shown in the following table according to type of loan at December 31, 2010, 2009, 2008, 2007, and 2006:

(In Thousands)	2010		2009		2008		2007		2006	
	Amount	%Total	Amount	%Total	Amount	%Total	Amount	%Total	Amount	%Total
Commercial and agricultural	$ 50,853	12.23%	$ 46,647	11.50%	$ 40,602	10.64%	$ 35,739	9.91 %	$ 36,995	10.27%
Real estate mortgage:										
Residental	173,578	41.77	174,346	43.00	177,406	46.51	163,268	45.30	158,219	43.90
Commercial	160,189	38.55	152,209	37.53	136,158	35.69	132,943	36.88	135,404	37.57
Construction	22,545	5.43	21,795	5.37	15,838	4.16	16,152	4.48	16,749	4.65
Installment loans to individuals	9,432	2.27	11,549	2.85	12,487	3.27	13,317	3.69	14.035	3.89
Less: Net deferred loan fees	1,040	(0.25)	1,017	(0.25)	1,013	(0.27)	941	(0.26)	1,018	(0.28)
Gross loans	$ 415,557	100.00%	$ 405,529	100.00%	$ 381,478	100.00%	$ 360,478	100.00%	$ 360,384	100.00%

The amounts of domestic loans at December 31, 2010 are presented below by category and maturity:

(In Thousands)	Commercial and Agricultural	Real Estate Residential	Real Estate Commercial	Real Estate Construction	Installment Loans to Individuals	Total
Loans with floating interest rates:						
1 year or less	$ 8,233	$ 8,247	$ 10,507	$ 7,914	$ 1,655	$ 36,556
1 through 5 years	1,502	2,281	6,143	4,564	7	14,497
5 through 10 years	3,961	10,839	17,619	207	23	32,649
After 10 years	14,485	123,189	112,804	4,097	1,004	255,579
Total floating interest rate loans	28,181	144,556	147,073	16,782	2,689	339,281
Loans with predetermined interest rates:						
1 year or less	1,554	2,686	1,325	961	616	7,142
1 through 5 years	12,858	9,054	2,764	2,752	5,703	33,131
5 through 10 years	1,324	12,611	2,681	39	399	17,054
After 10 years	6,936	4,671	6,346	2,01 1	25	19,989
Total predetermined interest rate loans	22,672	29,022	13,116	5,763	6,743	77,316
Total	$ 50,853	$ 173,578	$ 160,189	$ 22,545	$ 9,432	$ 416,597
Less: Net deferred loan fees						1,040
						$ 415,557

- The loan maturity information is based upon original loan terms and is not adjusted for "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, at interest rates prevailing at the date of renewal.
- Scheduled repayments are reported in maturity categories in which the payment is due.

The Bank does not make loans that provide for negative amortization nor do any loans contain conversion features. The Bank does not have any foreign loans outstanding at December 31, 2010.

ALLOWANCE FOR LOAN LOSSES

2010

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the consolidated balance sheet date. All loan losses are charged to the allowance and all recoveries are credited to it per the allowance method of providing for loan losses. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

The allowance for loan losses increased from $4,657,000 at December 31, 2009 to $6,035,000 at December 31, 2010. At December 31, 2010, the allowance for loan losses was 1.45% of total loans compared to 1.15% of total loans at December 31, 2009. This percentage is consistent with peer banks and higher than the Bank's historical experience. Management's conclusion is that the allowance for loan losses is adequate to provide for probable losses inherent in its loan portfolio as of the balance sheet date as noted in the Provision for Loan Losses discussion.

Based on management's loan-by-loan review, the past performance of the borrowers, and current economic conditions, including recent business closures and bankruptcy levels, management does not anticipate any current losses related to nonaccrual, nonperforming, or classified loans above those that have already been considered in its overall judgment of the adequacy of the allowance for loan losses.

2009

At December 31, 2009, the allowance for loan losses was 1.15% of total loans compared to 1.14% of total loans at December 31, 2008. An increase in gross loans of $24,051,000 from $381,478,000 at December 31, 2008 to $405,529,000 at December 31, 2009 coupled with net charge-offs of $616,000 led to the slight increase in the allowance for loan losses as a percent of total loans.

Allocation of the Allowance for Loan Losses

(In Thousands)

	Amount	Percent of Loans in Each Category to Total Loans
December 31, 2010:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 466	12.21%
Real estate mortgage:		
Residential	980	41.67
Commercial	1,508	38.45
Construction	2,893	5.41
Installment loans to individuals	188	2.26
Unallocated	—	—
Total	$ 6,035	100.00%
December 31, 2009:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 569	11.48%
Real estate mortgage:		
Residential	972	42.88
Commercial	1,491	37.44
Construction	1,403	5.36
Installment loans to individuals	222	2.84
Unallocated	—	—
Total	$ 4,657	100.00%

	Amount	Percent of Loans in Each Category to Total Loans
December 31, 2008:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 580	10.62%
Real estate mortgage:		
Residential	659	46.38
Commercial	1,326	35.60
Construction	1,471	4.14
Installment loans to individuals	250	3.26
Unallocated	70	—
Total	$ 4,356	100.00%
December 31, 2007:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 823	9.89%
Real estate mortgage:		
Residential	1,031	45.18
Commercial	1,634	36.78
Construction	112	4.47
Installment loans to individuals	228	3.68
Unallocated	302	—
Total	$ 4,130	100.00%
December 31, 2006:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 679	10.24%
Real estate mortgage:		
Residential	951	43.78
Commercial	1,972	37.47
Construction	108	4.63
Installment loans to individuals	295	3.88
Unallocated	180	—
Total	$ 4,185	100.00%

NONPERFORMING LOANS

Nonaccrual loans increased $3,767,000 to $5,658,000 at December 31, 2010 as several commercial real estate relationships deteriorated in quality. Overall nonperforming loans increased $1,759,000 to $6,215,000 at December 31, 2010 from the prior fiscal year end.

The following table presents information concerning nonperforming loans. The accrual of interest will be discontinued when the principal or interest of a loan is in default for 90 days or more, or as soon as payment is questionable, unless the loan is well secured and in the process of collection. Consumer loans and residential real estate loans secured by 1 to 4 family dwellings are not ordinarily subject to those guidelines. The reversal of previously accrued but uncollected interest applicable to any loan placed in a nonaccrual status and the treatment of subsequent payments of either principal or interest will be handled in accordance with GAAP. These principles do not require a write-off of previously accrued interest if principal and interest are ultimately protected by sound collateral values. A nonperforming loan may be restored to accruing status when:

1. Principal and interest is no longer due and unpaid;
2. It becomes well secured and in the process of collection; and
3. Prospects for future contractual payments are no longer in doubt.

(In Thousands)	Total Nonperforming Loans		
	Nonaccrual	90 Days Past Due	Total
2010	$ 5,658	$ 557	$ 6,215
2009	1,891	2,565	4,456
2008	1,476	259	1,735
2007	955	365	1,320
2006	370	119	489
2005	540	63	603
2004	1,381	345	1,726
2003	827	429	1,256

The level of nonaccruing loans continues to fluctuate annually and is attributed to the various economic factors experienced both regionally and nationally. Overall; the portfolio is well secured with a majority of the balance making regular payments or scheduled to be satisfied in the near future. Presently, there are no significant amounts of loans where serious doubts exist as to the ability of the borrower to comply with the current loan payment terms which are not included in the nonperforming categories as indicated above.

Management's judgment in determining the amount of the additions to the allowance charged to operating expense considers the following factors with no single factor being determinative:

1. Economic conditions and the impact on the loan portfolio.
2. Analysis of past loan charge-offs experienced by category and comparison to outstanding loans.
3. Effect of problem loans on overall portfolio quality.
4. Reports of examination of the loan portfolio by the Pennsylvania State Department of Banking and the FDIC.

DEPOSITS

2010 vs 2009

Total average deposits were $522,101,000 for 2010, an increase of $45,907,000 or 9.64% from 2009. Core deposits, which exclude time deposits, increased due to growth in average money market accounts of $37,206,000 or 59.15%. This core deposit growth is the result of the impact of natural gas exploration throughout our market footprint, shift in marketing strategies, and municipal account gathering efforts. Time deposits decreased due to the reasons noted previously that resulted in a reduced need for higher cost time deposit accounts. In addition, the Bank has continued to capitalize on its reputation of safety and soundness during this prolonged economic downturn.

2009 vs 2008

Total average deposits were $476,194,000 for 2009, an increase of $58,642,000 or 14.04% from 2008. Core deposits, which exclude time deposits, increased due to growth in average money market accounts of $31,985,000 or 103.44%. This growth is the result of the impact of natural gas exploration throughout our market footprint and municipal account gathering efforts. Time deposits also increased due to the reasons noted previously. In addition, the Bank has continued to capitalize on its reputation of safety and soundness during this prolonged economic downturn.

The average amount and the average rate paid on deposits are summarized below for the years ended December 31, 2010, 2009, and 2008:

(In Thousands)	2010		2009		2008	
	Average Amount	Rate	Average Amount	Rate	Average Amount	Rate
Noninterest-bearing	$ 84,158	0.00%	$ 74,618	0.00%	$ 73,618	0.00%
Savings	64,477	0.28	60,815	0.51	60,324	0.73
Super Now	65,080	0.59	58,591	0.87	52,117	1.26
Money market	100,112	1.17	62,906	1.95	30,921	2.26
Time	208,274	2.07	219,264	2.84	200,572	3.92
Total average deposits	$ 522,101	1.16%	$ 476,194	1.74%	$ 417,552	2.31%

SHAREHOLDERS' EQUITY

2010

Shareholders' equity decreased $296,000 to $66,620,000 at December 31, 2010 compared to December 31, 2009 as accumulated other comprehensive loss increased to $9,689,000. The increase in accumulated other comprehensive loss is primarily a result of a change in unrealized losses on available for sale securities from an unrealized loss of $3,569,000 at December 31, 2009 to an unrealized loss of $7,276,000 at December 31, 2010. The other component in the increase of accumulated other comprehensive loss is an increase of $493,000 in the net excess of the projected benefit obligation over the market value of the plan assets of the defined benefit pension plan. The current level of shareholders' equity equates to a book value per share of $17.37 at December 31, 2010 compared to $17.45 at December 31, 2009 and an equity to asset ratio of 9.63% at December 31, 2010. Book value per share, excluding accumulated other comprehensive loss, was $19.90 at December 31, 2010 compared to $18.88 at December 31, 2009. Dividends paid to shareholders were $1.84 for each of the twelve months ended December 31, 2010 and 2009.

2009

Shareholders' equity increased $5,889,000 to $66,916,000 at December 31, 2009 compared to December 31, 2008 as accumulated other comprehensive loss was reduced by $6,777,000. The reduction in accumulated other comprehensive loss is primarily a result of a change in unrealized losses on available for sale securities from an unrealized loss of $8,486,000 at December 31, 2008 to an unrealized loss of $3,569,000 at December 31, 2009. The other component in the reduction of accumulated other comprehensive loss is a decrease of $1,860,000 in the net excess of the projected benefit obligation over the market value of the plan assets of the defined benefit pension plan, due to an increase in the market value of the plan assets caused by relative improved performance in the stock and bond markets over the past year. The current level of shareholders' equity equates to a book value per share of $17.45 at December 31, 2009 compared to $15.93 at December 31, 2008 and an equity to asset ratio of 9.90% at December 31, 2009. Book value per share, excluding accumulated other comprehensive loss, was $18.88 at December 31, 2009 compared to $19.13 at December 31, 2008. Dividends paid to shareholders were $1.84 for each of the twelve months ended December 31, 2009 and 2008.

Bank regulators have risk based capital guidelines. Under these guidelines the Company and Bank are required to maintain minimum ratios of core capital and total qualifying capital as a percentage of risk weighted assets and certain off-balance sheet items. At December 31, 2010, both the Company's and Bank's required ratios were well above the minimum ratios as follows:

	Company	Bank	Minimum Standards
Tier 1 capital ratio	9.55%	8.17%	4.00%
Total capital ratio	15.95%	13.78%	8.00%

For a more comprehensive discussion of these requirements, see "Regulations and Supervision" in Item 1 of the Annual Report on Form 10-K. Management believes that the Company will continue to exceed regulatory capital requirements.

RETURN ON EQUITY AND ASSETS:

The ratio of net income to average total assets and average shareholders' equity, and other certain equity ratios are presented as follows:

	2010	2009	2008
Percentage of net income to:			
Average total assets	1.56%	0.92%	1.27%
Average shareholders' equity	15.30%	9.66%	12.02%
Percentage of dividends declared to net income	64.56%	115.74%	88.67%
Percentage of average shareholders' equity to average total assets	10.19%	9.50%	10.53%

LIQUIDITY, INTEREST RATE SENSITIVITY, AND MARKET RISK

The asset/liability committee addresses the liquidity needs of the Company to ensure that sufficient funds are available to meet credit demands and deposit withdrawals as well as to the placement of available funds in the investment portfolio. In assessing liquidity requirements, equal consideration is given to the current position as well as the future outlook.

The following liquidity measures are monitored for compliance and were within the limits cited at December 31, 2010:

1. Net Loans to Total Assets, 85% maximum
2. Net Loans to Total Deposits, 100% maximum
3. Cumulative 90 day Maturity GAP %, +/- 20% maximum
4. Cumulative 1 Year Maturity GAP %, +/- 25% maximum

Fundamental objectives of the Company's asset/liability management process are to maintain adequate liquidity while minimizing interest rate risk. The maintenance of adequate liquidity provides the Company with the ability to meet its financial obligations to depositors, loan customers, and shareholders. Additionally, it provides funds for normal operating expenditures and business opportunities as they arise. The objective of interest rate sensitivity management is to increase net interest income by managing interest sensitive assets and liabilities in such a way that they can be repriced in response to changes in market interest rates.

The Company, like other financial institutions, must have sufficient funds available to meet its liquidity needs for deposit withdrawals, loan commitments, and expenses. In order to control cash flow, the Bank estimates future flows of cash from deposits and loan payments. The primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, as well as FHLB borrowings. Funds generated are used principally to fund loans and purchase investment securities. Management believes the Company has adequate resources to meet its normal funding requirements.

Management monitors the Company's liquidity on both a long and short-term basis, thereby, providing management necessary information to react to current balance sheet trends. Cash flow needs are assessed and sources of funds are determined. Funding strategies consider both customer needs and economical cost. Both short and long term funding needs are addressed by maturities and sales of available for sale investment securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit, provides core ingredients to satisfy depositor, borrower, and creditor needs.

Management monitors and determines the desirable level of liquidity. Consideration is given to loan demand, investment opportunities, deposit pricing and growth potential, as well as the current cost of borrowing funds. The Company has a current borrowing capacity at the FHLB of $223,607,000 with $85,788,000 utilized, leaving $137,819,000 available. In addition to this credit arrangement, the Company has additional lines of credit with correspondent banks of $13,276,000. The Company's management believes that it has sufficient liquidity to satisfy estimated short-term and long-term funding needs.

Interest rate sensitivity, which is closely related to liquidity management, is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. Asset/liability management strives to match maturities and rates between loan and investment security assets with the deposit liabilities and borrowings that fund them. Successful asset/liability management results in a balance sheet structure which can cope effectively with market rate fluctuations. The matching process is affected by segmenting both assets and liabilities into future time periods (usually 12 months, or less) based upon when repricing can be effected. Repriceable assets are subtracted from repriceable liabilities, for a specific time period to determine the "gap", or difference. Once known, the gap is managed based on predictions about future market interest rates. Intentional mismatching, or gapping, can enhance net interest income if market rates move as predicted. However, if market rates behave in a manner contrary to predictions, net interest income will suffer. Gaps, therefore, contain an element of risk and must be prudently managed. In addition to gap management, the Company has an asset liability management policy which incorporates a market value at risk calculation which is used to determine the effects of interest rate movements on shareholders' equity and a simulation analysis to monitor the effects of interest rate changes on the Company's balance sheet.

The Company currently maintains a gap position of being liability sensitive. The Company has strategically taken this position as it has decreased the duration of the time deposit portfolio over the last several years, while continuing to maintain a primarily fixed rate earning asset portfolio with a duration greater than the liabilities utilized to fund earning assets. Lengthening of the liability portfolio coupled with the addition of limited short-term assets is being undertaken. These actions are expected to reduce, but not eliminate, the liability sensitive structure of the balance sheet.

A market value at risk calculation is utilized to monitor the effects of interest rate changes on the Company's balance sheet and more specifically shareholders' equity. The Company does not manage the balance sheet structure in order to maintain compliance with this calculation. The calculation serves as a guideline with greater emphases placed on interest rate sensitivity. Changes to calculation results from period to period are reviewed as changes in results could be a signal of future events. As of the most recent analysis, the results of the market value at risk calculation were outside of established guidelines due to the strategic direction being taken.

INTEREST RATE SENSITIVITY

In this analysis the Company examines the result of a 100 and 200 basis point change in market interest rates and the effect on net interest income. It is assumed that the change is instantaneous and that all rates move in a parallel manner. Assumptions are also made concerning prepayment speeds on mortgage loans and mortgage securities.

The following is a rate shock forecast for the twelve month period ended December 31, 2011 assuming a static balance sheet as of December 31, 2010.

(In Thousands)	Parallel Rate Shock in Basis Points				
	-200	-100	Static	+100	+200
Net interest income	$ 25,957	$ 26,848	$ 27,005	$ 26,301	$ 25,647
Change from static	(1,048)	(157)	—	(704)	(1,358)
Percent change from static	-3.88%	-0.58%	—	-2.61%	-5.03%

The model utilized to create the report presented above makes various estimates at each level of interest rate change regarding cash flow from principal repayment on loans and mortgage-backed securities and or call activity on investment securities. Actual results could differ significantly from these estimates which would result in significant differences in the calculated projected change. In addition, the limits stated above do not necessarily represent the level of change under which management would undertake specific measures to realign its portfolio in order to reduce the projected level of change. Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

INFLATION

The asset and liability structure of a financial institution is primarily monetary in nature; therefore, interest rates rather than inflation have a more significant impact on the Company's performance. Interest rates are not always affected in the same direction or magnitude as prices of other goods and services, but are reflective of fiscal policy initiatives or economic factors that are not measured by a price index.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the consolidated financial statements. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments, and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Other Than Temporary Impairment of Debt and Equity Securities

Debt and equity securities are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reason underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. For a full discussion of the Company's methodology of assessing impairment, refer to Note 3 of the "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K.

Allowance for Loan

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment; as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for allowance for loan losses, refer to Note 1 of the "Notes to Consolidated Financial Statements" of the Annual Report of Form 10-K.

Goodwill and Other Intangible Assets
As discussed in Note 7 of the "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K, the Company must assess goodwill and other intangible assets each year for impairment. This assessment involves estimating cash flows for future periods. If the future cash flows were less than the recorded goodwill and other intangible assets balances, we would be required to take a charge against earnings to write down the assets to the lower value.

Deferred Tax Assets
We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 11 of the "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K.

Pension Benefits
Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Our pension benefits are described further in Note 12 of the "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K.

CONTRACTUAL OBLIGATIONS

The Company has various financial obligations, including contractual obligations which may require future cash payments. The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K.

(In Thousands)	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	$ 328,233	$ —	$ —	$ —	$ 328,233
Time deposits	120,363	57,030	10,643	1,239	189,275
Repurchase agreements	13,289	—	—	—	13,289
Short-term borrowings, FHLB	14,010	—	—	—	14,010
Long-term borrowings, FHLB	10,500	20,528	10,750	30,000	71,778
Operating leases	352	534	379	1,332	2,597

The Corporation's operating lease obligations represent short and long-term lease and rental payments for branch facilities. The Bank leases certain facilities under operating leases which expire on various dates through 2024. Renewal options are available on the majority of these leases.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Report contains certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that the following important factors, among others, may have affected and could in the future affect the Company's actual results and could cause the Company's actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company herein: (i) the effect of changes in laws and regulations, including federal and state banking laws and regulations, with which the Company must comply, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable; (ii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board, or of changes in the Company's organization, compensation and benefit plans; (iii) the effect on the Company's competitive position within its market area of the increasing consolidation within the banking and financial services industries, including the increased competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (iv) the effect of changes in interest rates; and (v) the effect of changes in the business cycle and downturns in the local, regional or national economies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2010**

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________ to ____________

Commission file number **0-17077**

PENNS WOODS BANCORP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2226454**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Market Street, P.O. Box 967 **Williamsport, Pennsylvania**	**17703-0967**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code **(570) 322-1111**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange which registered
Common Stock, par value $8.33 per share	**The NASDAQ Stock Market LLC**

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
(Check one):
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

State the aggregate market value of the voting stock held by non-affiliates of the registrant **$116,620,424 at June 30, 2010.**
Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	**Outstanding at March 1, 2011**
Common Stock, $8.33 Par Value	**3,835,433 Shares**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement prepared in connection with its annual meeting of shareholders to be held on April 27, 2011 are incorporated by reference in Part III hereof.

INDEX

PART I

ITEM 1 BUSINESS

A. General Development of Business and History

On January 7, 1983, Penns Woods Bancorp, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania as a bank holding company. The Jersey Shore State Bank, a Pennsylvania state-charted bank, (the "Bank") became a wholly owned subsidiary of the Company, and each outstanding share of Bank common stock was converted into one share of Company common stock. This transaction was approved by the shareholders of the Bank on April 11, 1983 and was effective on July 12, 1983. The Company's two other wholly-owned subsidiaries are Woods Real Estate Development Company, Inc. and Woods Investment Company, Inc. The Company's business has consisted primarily of managing and supervising the Bank, and its principal source of income has been dividends paid by the Bank and Woods Investment Company, Inc.

The Bank is engaged in commercial and retail banking which includes the acceptance of time, savings, and demand deposits, the funding of commercial, consumer, and mortgage loans, and safe deposit services. Utilizing a twelve branch office network, ATMs, internet, and telephone banking delivery channels, the Bank delivers its products and services to the communities it resides in.

In October 2000, the Bank acquired The M Group, Inc. D/B/A The Comprehensive Financial Group ("The M Group"). The M Group, which operates as a subsidiary of the Bank, offers insurance and securities brokerage services. Securities are offered by The M Group through ING Financial Partners, Inc., a registered broker-dealer.

Neither the Company nor the Bank anticipates that compliance with environmental laws and regulations will have any material effect on capital expenditures, earnings, or on its competitive position. The Bank is not dependent on a single customer or a few customers, the loss of whom would have a material effect on the business of the Bank.

The Bank employed 182 persons as of December 31, 2010 in either a full-time or part-time capacity. The Company does not have any employees. The principal officers of the Bank also serve as officers of the Company.

Woods Investment Company, Inc., a Delaware holding company, maintains an investment portfolio that is managed for total return and to fund dividend payments to the Company.

Woods Real Estate Development Company, Inc. serves the Company through its acquisition and ownership of certain properties utilized by the Bank.

B. Regulation and Supervision

The Company is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "BHCA") and to supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank is subject to the supervision and examination by the Federal Deposit Insurance Corporation (the "FDIC"), as its primary federal regulator and as the insurer of the Bank's deposits. The Bank is also regulated and examined by the Pennsylvania Department of Banking (the "Department").

The insurance activities of The M Group are subject to regulation by the insurance departments of the various states in which The M Group, conducts business including principally the Pennsylvania Department of Insurance. The securities brokerage activities of The M Group are subject to regulation by federal and state securities commissions.

The FRB has issued regulations under the BHCA that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the FRB, pursuant to such regulations, may require the Company to stand ready to use its resources to provide adequate capital funds to the Bank during periods of financial stress or adversity. The BHCA requires the Company to secure the prior approval of the FRB before it can acquire all or substantially all of the assets of any bank, or acquire ownership or control of 5% or more of any voting shares of any bank. Such a transaction would also require approval of the Department.

A bank holding company is prohibited under the BHCA from engaging in, or acquiring direct or indirect control of, more than 5% of the voting shares of any company engaged in non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines. The risk-based capital rules are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and to minimize disincentives for holding liquid assets. Currently, the required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, 45% of net unrealized gains on marketable equity securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the FRB requires each bank holding company to comply with the leverage ratio, under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4% to 5%. The Bank is subject to similar capital requirements adopted by the FDIC.

Dividends

Federal and state laws impose limitations on the payment of dividends by the Bank. The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by the Bank to its additional paid-in capital.

In addition to the dividend restrictions described above, the banking regulators have the authority to prohibit or to limit the payment of dividends by the Bank if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the Bank.

Under Pennsylvania law, the Company may not pay a dividend, if, after giving effect thereto, it would be unable to pay its debts as they become due in the usual course of business and, after giving effect to the dividend, the total assets of the Company would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the dividend.

It is also the policy of the FRB that a bank holding company generally only pay dividends on common stock out of net income available to common shareholders over the past year and only if the prospective rate of earnings retention appears consistent with a bank holding company's capital needs, asset quality, and overall financial condition. In the current financial and economic environment, the FRB has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios at the 100% level unless both asset quality and capital are very strong. A bank holding company also should not maintain a dividend level that places undue pressure on the capital of such institution's subsidiaries, or that may undermine the bank holding company's ability to serve as a source of strength for such subsidiaries.

C. Regulation of the Bank

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions of, the business of the Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect business of the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

Prompt Corrective Action

The FDIC has specified the levels at which an insured institution will be considered "well-capitalized," "adequately capitalized," "undercapitalized," and "critically undercapitalized." In the event an institution's capital deteriorates to the "undercapitalized" category or below, the Federal Deposit Insurance Act (the "FDIA") and FDIC regulations prescribe an increasing amount of regulatory intervention, including: (1) the institution of a capital restoration plan by a bank and a guarantee of the plan by a parent institution and liability for civil money damages for failure to fulfill its commitment on that guarantee; and (2) the placement of a hold on increases in assets, number of branches, or lines of business. If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and (in critically undercapitalized situations) appointment of a receiver. For well-capitalized institutions, the FDIA provides authority for regulatory intervention where the institution is deemed to be engaging in unsafe or unsound practices or receives a less than satisfactory examination report rating for asset quality, management, earnings or liquidity.

Deposit Insurance

The FDIC maintains the Deposit Insurance Fund ("DIF") by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon a variety of factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund. As a result of the enactment of the Emergency Economic Stabilization Act of 2008, the FDIC increased the amount of deposits it insures from $100,000 to $250,000. This increase is temporary and will continue through December 31, 2013. The Bank pays an insurance premium into the DIF based on the quarterly average daily deposit liabilities net of certain exclusions. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF. The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Subsequently, the rate for each institution within a risk category may be adjusted depending upon different factors that either enhance or reduce the risk the institution poses to the DIF, including the unsecured debt, secured liabilities and brokered deposits related to each institution. Finally, certain risk multipliers may be applied to the adjusted assessment.

Beginning with the second quarter of 2011, as mandated by the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the assessment base that the FDIC will use to calculate assessment premiums will be a bank's average assets minus average tangible equity. As the asset base of the banking industry is larger than the deposit base, the range of assessment rates will change to a low or 2.5 basis points to a high of 45 basis points, per $100 of assets; however, the dollar amount of the actual premiums is expected to be roughly the same.

The FDIC is required under the Dodd-Frank Act to establish assessment rates that will allow the Deposit Insurance Fund to achieve a reserve ratio of 1.35% of Insurance Fund insured deposits by September 2020. In addition, the FDIC has established a "designated reserve ratio" of 2.0%, a target ratio that, until it is achieved, will not likely result in the FDIC reducing assessment rates. In attempting to achieve the mandated 1.35% ratio, the FDIC is required to implement assessment formulas that charge banks over $10 billion in asset size more than banks under that size. Those new formulas begin in the second quarter of 2011, but do not affect the Bank. Under the Dodd-Frank Act, the FDIC is authorized to make reimbursements from the insurance fund to banks if the reserve ratio exceeds 1.50%, but the FDIC has adopted the "designated reserve ratio" of 2.0% and has announced that any reimbursements from the fund are indefinitely suspended.

On November 12, 2009, the FDIC approved a rule to require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. An insured institution's risk-based deposit insurance assessments will continue to be calculated on a quarterly basis, but will be paid from the amount the institution prepaid until the later of the date that amount is exhausted or June 30, 2013, at which point any remaining funds would be returned to the insured institution. Consequently, the Company's prepayment of DIF premiums made in December 2009 resulted in a prepaid asset of $1,700,000 at December 31, 2010.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLB"), which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank. At December 31, 2010, the Bank had $85,788,000 in FHLB advances.

As a member, the Bank is required to purchase and maintain stock in the FHLB in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its outstanding advances from the FHLB. At December 31, 2010, the Bank had $6,908,000 million in stock of the FHLB which was in compliance with this requirement.

Recent Legislation

The Dodd-Frank Act was enacted on July 21, 2010. This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies.

The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare various studies and reports for Congress. The federal agencies are given significant discretion in drafting such rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for some time.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on the Company. For example, effective July 21, 2011, a provision of the Dodd-Frank Act eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on the Company's interest expense.

The Dodd-Frank Act also broadens the base for Federal Deposit Insurance Corporation insurance assessments. Under the Act, the assessment base will no longer be an institution's deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2013.

Bank and thrift holding companies with assets of less than $15 billion as of December 31, 2009, such as the Company, will be permitted to include trust preferred securities that were issued before May 19, 2010, as Tier 1 capital; however, trust preferred securities issued by a bank or thrift holding company (other than those with assets of less than $500 million) after May 19, 2010, will no longer count as Tier 1 capital. Trust preferred securities still will be entitled to be treated as Tier 2 capital.

The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called "golden parachute" arrangements, and may allow greater access by shareholders to the company's proxy material by authorizing the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets such as the Bank will continue to be examined for compliance with the consumer laws by their primary bank regulators. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

It is difficult to predict at this time the specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on community banks. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions' operations is presently unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

Other Legislation

The Fair and Accurate Credit Transactions Act ("FACT") was signed into law on December 4, 2003. This law extends the previously existing Fair Credit Reporting Act. New provisions added by FACT address the growing problem of identity theft. Consumers will be able to initiate a fraud alert when they are victims of identity theft, and credit reporting agencies will have additional duties. Consumers will also be entitled to obtain free credit reports through the credit bureaus, and will be granted certain additional privacy rights.

The Sarbanes-Oxley Act of 2002 was enacted to enhance penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures under the federal securities laws. The Sarbanes-Oxley Act generally applies to all companies, including the Company, that file or are required to file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, or the Exchange Act. The legislation includes provisions, among other things, governing the services that can be provided by a public company's independent auditors and the procedures for approving such services, requiring the chief executive officer and principal accounting officer to certify certain matters relating to the company's periodic filings under the Exchange Act, requiring expedited filings of reports by insiders of their securities transactions and containing other provisions relating to insider conflicts of interest, increasing disclosure requirements relating to critical financial accounting policies and their application, increasing penalties for securities law violations, and creating a new public accounting oversight board, a regulatory body subject to SEC jurisdiction with broad powers to set auditing, quality control, and ethics standards for accounting firms. In response to the legislation, the national securities exchanges and NASDAQ have adopted new rules relating to certain matters, including the independence of members of a company's audit committee as a condition to listing or continued listing.

Congress is often considering some financial industry legislation, and the federal banking agencies routinely propose new regulations. The Company cannot predict how any new legislation, or new rules adopted by federal or state banking agencies, may affect the business of the Company and its subsidiaries in the future. Given that the financial industry remains under stress and severe scrutiny, and given that the U.S. economy has not yet fully recovered to pre-crisis levels of activity, the Company expects that there will be significant legislation and regulatory actions that may materially affect the banking industry for the foreseeable future.

In addition to federal banking law, the Bank is subject to the Pennsylvania Banking Code. The Banking Code was amended in late 2000 to provide more complete "parity" in the powers of state-chartered institutions compared to national banks and federal savings banks doing business in Pennsylvania. Pennsylvania banks have the same ability to form financial subsidiaries authorized by the Gramm-Leach-Bliley Act, as do national banks.

Environmental Laws
Environmentally related hazards have become a source of high risk and potential liability for financial institutions relating to their loans. Environmentally contaminated properties owned by an institution's borrowers may result in a drastic reduction in the value of the collateral securing the institution's loans to such borrowers, high environmental clean up costs to the borrower affecting its ability to repay the loans, the subordination of any lien in favor of the institution to a state or federal lien securing clean up costs, and liability to the institution for clean up costs if it forecloses on the contaminated property or becomes involved in the management of the borrower. The Company is not aware of any borrower who is currently subject to any environmental investigation or clean up proceeding which is likely to have a material adverse effect on the financial condition or results of operations of the Company.

Effect of Government Monetary Policies
The earnings of the Company are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States Government and its agencies. The monetary policies of the FRB have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The FRB has a major effect upon the levels of bank loans, investments, and deposits through its open market operations in the United States Government securities and through its regulation of, among other things, the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

DESCRIPTION OF BANK
History and Business
Jersey Shore State Bank ("Bank") was incorporated under the laws of the Commonwealth of Pennsylvania as a state bank in 1934 and became a wholly owned subsidiary of the Company on July 12, 1983.

As of December 31, 2010, the Bank had total assets of $682,208,000; total shareholders' equity of $53,970,000; and total deposits of $520,492,000. The Bank's deposits are insured by the Federal Deposit Insurance Corporation for the maximum amount provided under current law.

The Bank engages in business as a commercial bank, doing business at several locations in Lycoming, Clinton, and Centre Counties, Pennsylvania. The Bank offers insurance, securities brokerage services, annuity and mutual fund investment products, and financial planning through its wholly owned subsidiary, The M Group, Inc. D/B/A The Comprehensive Financial Group.

Services offered by the Bank include accepting time, demand and savings deposits including Super NOW accounts, statement savings accounts, money market accounts, fixed rate certificates of deposit, and club accounts. Its services also include making secured and unsecured business and consumer loans that include financing commercial transactions as well as construction and residential mortgage loans and revolving credit loans with overdraft protection.

The Bank's loan portfolio mix can be classified into four principal categories. These are real estate, agricultural, commercial, and consumer. Real estate loans can be further segmented into construction and land development, farmland, one-to-four family residential, multi-family, and commercial or industrial. Qualified borrowers are defined by policy and our underwriting standards. Owner provided equity requirements range from 20% to 30% with a first lien status required. Terms are generally restricted to between 10 and 20 years with the exception of construction and land development, which are limited to one to five years. Real estate appraisals, property construction verifications, and site visitations comply with policy and industry regulatory standards.

Prospective residential mortgage customer's repayment ability is determined from information contained in the application and recent income tax returns. Emphasis is on credit, employment, income, and residency verification. Broad hazard insurance is always required and flood insurance where applicable. In the case of construction mortgages, builders risk insurance is requested.

Agricultural loans for the purchase or improvement of real estate must meet the Bank's real estate underwriting criteria. The only permissible exception is when a Farmers Home Loan Administration guaranty is obtained. Agricultural loans made for the purchase of equipment are usually payable in five years, but never more than seven, depending upon the useful life of the purchased asset. Minimum borrower equity ranges from 20% to 30%. Livestock financing criteria depends upon the nature of the operation. Agricultural loans are also made for crop production purposes. Such loans are structured to repay within the production cycle and not carried over into a subsequent year.

Commercial loans are made for the acquisition and improvement of real estate, purchase of equipment, and for working capital purposes on a seasonal or revolving basis. General purpose working capital loans are also available with repayment expected within one year. Equipment loans are generally amortized over three to seven years, with an owner equity contribution required of at least 20% of the purchase price. Insurance coverage with the Bank as loss payee is required, especially in the case where the equipment is rolling stock. It is also a general policy to collateralize non-real estate loans with the asset purchased and, dependant upon loan terms, junior liens are filed on other available assets. Financial information required on all commercial mortgages includes the most current three years balance sheets and income statements and projections on income to be developed through the project. In the case of corporations and partnerships, the principals are often asked to personally guaranty the entity's debt.

Seasonal and revolving lines of credit are offered for working capital purposes. Collateral for such a loan includes the pledge of inventory and/or receivables. Drawing availability is usually 50% of inventory and 75% of eligible receivables. Eligible receivables are defined as invoices less than 90 days delinquent. Exclusive reliance is very seldom placed on such collateral; therefore, other lienable assets are also taken into the collateral pool. Where reliance is placed on inventory and accounts receivable, the applicant must provide financial information including agings on a monthly basis. In addition, the guaranty of the principals is usually obtained.

Letter of Credit availability is limited to standbys where the customer is well known to the Bank. Credit criteria is the same as that utilized in making a direct loan. Collateral is obtained in most cases, and whenever the expiration date is beyond one year.

Consumer loan products include second mortgages, automobile financing, small loan requests, overdraft check lines, and PHEAA referral loans. Our policy includes standards used in the industry on debt service ratios and terms are consistent with prudent underwriting standards and the use of proceeds. Verifications are made of employment and residency, along with credit history.

Second mortgages are confined to equity borrowing and home improvements. Terms are generally ten years or less and rates are fixed. Loan to collateral value criteria is 80% or less and verifications are made to determine values. Automobile financing is generally restricted to five years and done on a direct basis. The Bank, as a practice, does not floor plan and therefore does not discount dealer paper. Small loan requests are to accommodate personal needs such as the purchase of small appliances or for the payment of taxes. Overdraft check lines are limited to $5,000 or less.

The Bank's investment portfolio is analyzed and priced on a monthly basis. Investments are made in U.S. Treasuries, U.S. Agency issues, bank qualified municipal bonds, corporate bonds, and corporate stocks which consist of Pennsylvania bank stocks. Bonds with BAA or better ratings are used, unless a local issue is purchased that has a lesser or no rating. Factors taken into consideration when investments are purchased include liquidity, the Company's tax position, tax equivalent yield, third party investment ratings, and the policies of the Asset/Liability Committee.

The banking environment in Lycoming, Clinton, and Centre Counties, Pennsylvania is highly competitive. The Bank operates twelve full service offices in these markets and competes for loans and deposits with numerous commercial banks, savings and loan associations, and other financial institutions. The economic base of the region is developed around small business, health care, educational facilities (college and public schools), light manufacturing industries, and agriculture.

The Bank has a relatively stable deposit base and no material amount of deposits is obtained from a single depositor or group of depositors, excluding public entities that account for approximately 10% of total deposits. Although the Bank has regular opportunities to bid on pools of funds of $100,000 or more in the hands of municipalities, hospitals, and others, it does not rely on these monies to fund loans or intermediate or longer-term investments.

The Bank has not experienced any significant seasonal fluctuations in the amount of its deposits.

Supervision and Regulation

The earnings of the Bank are affected by the policies of regulatory authorities including the FDIC and the FRB. An important function of the FRB is to regulate the money supply and interest rates. Among the instruments used to implement these objectives are open market operations in U.S. Government Securities, changes in reserve requirements against member bank deposits, and limitations on interest rates that member banks may pay on time and savings deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments on deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The policies and regulations of the FRB have had and will probably continue to have a significant effect on the Bank's deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Bank's operation in the future. The effect of such policies and regulations upon the future business and earnings of the Bank cannot accurately be predicted.

ITEM 1A RISK FACTORS

The following sets forth several risk factors that are unique to the Company.

Changes in interest rates could reduce our income, cash flows and asset values.

Our income and cash flows and the value of our assets depend to a great extent on the difference between the interest rates we earn on interest-earning assets, such as loans and investment securities, and the interest rates we pay on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence not only the interest we receive on our loans and investment securities and the amount of interest we pay on deposits and borrowings but will also affect our ability to originate loans and obtain deposits and the value of our investment portfolio. If the rate of interest we pay on our deposits and other borrowings increases more than the rate of interest we earn on our loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Our earnings also could be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other borrowings.

Economic conditions either nationally or locally in areas in which our operations are concentrated may adversely affect our business.

Deterioration in local, regional, national or global economic conditions could cause us to experience a reduction in deposits and new loans, an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, all of which could adversely affect our performance and financial condition. Unlike larger banks that are more geographically diversified, we provide banking and financial services locally. Therefore, we are particularly vulnerable to adverse local economic conditions.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance.

Despite our underwriting criteria, we may experience loan delinquencies and losses. In order to absorb losses associated with nonperforming loans, we maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Determination of the allowance inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. At any time there are likely to be loans in our portfolio that will result in losses but that have not been identified as nonperforming or potential problem credits. We cannot be sure that we will be able to identify deteriorating credits before they become nonperforming assets or that we will be able to limit losses on those loans that are identified. We may be required to increase our allowance for loan losses for any of several reasons. Federal regulators, in reviewing our loan portfolio as part of a regulatory examination, may request that we increase our allowance for loan losses. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in our allowance. In addition, if charge-offs in future periods exceed our allowance for loan losses, we will need additional increases in our allowance for loan losses. Any increases in our allowance for loan losses will result in a decrease in our net income and, possibly, our capital, and may materially affect our results of operations in the period in which the allowance is increased.

Many of our loans are secured, in whole or in part, with real estate collateral which is subject to declines in value.

In addition to considering the financial strength and cash flow characteristics of a borrower, we often secure our loans with real estate collateral. Real estate values and the real estate market are generally affected by, among other things, changes in local, regional or national economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral provides an alternate source of repayment in the event of default by the borrower. If real estate prices in our markets decline, the value of the real estate collateral securing our loans could be reduced. If we are required to liquidate real estate collateral securing loans during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Competition may decrease our growth or profits.

We face substantial competition in all phases of our operations from a variety of different competitors, including commercial banks, savings and loan associations, mutual savings banks, credit unions, consumer finance companies, factoring companies, leasing companies, insurance companies, and money market mutual funds. There is very strong competition among financial services providers in our principal service area. Our competitors may have greater resources, higher lending limits, or larger branch systems than we do. Accordingly, they may be able to offer a broader range of products and services as well as better pricing for those products and services than we can.

In addition, some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on federally insured financial institutions. As a result, those nonbank competitors may be able to access funding and provide various services more easily or at less cost than we can, adversely affecting our ability to compete effectively.

The value of certain investment securities is volatile and future declines or other-than-temporary impairments could materially adversely affect our future earnings and regulatory capital.

Continued volatility in the market value for certain of our investment securities, whether caused by changes in market perceptions of credit risk, as reflected in the expected market yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities. This could have a material adverse impact on our accumulated other comprehensive loss and shareholders' equity depending on the direction of the fluctuations. Furthermore, future downgrades or defaults in these securities could result in future classifications of investment securities as other than temporarily impaired. This could have a material impact on our future earnings, although the impact on shareholders' equity will be offset by any amount already included in other comprehensive income for securities where we have recorded temporary impairment.

We may be adversely affected by government regulation.

The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition.

In response to the financial crisis that commenced in 2008, Congress has taken actions that are intended to strengthen confidence and encourage liquidity in financial institutions, and the Federal Deposit Insurance Corporation has taken actions to increase insurance coverage on deposit accounts. The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act provides for the creation of a consumer protection division at the Board of Governors of the Federal Reserve System that will have broad authority to issue regulations governing the services and products we provide consumers. This additional regulation could increase our compliance costs and otherwise adversely impact our operations. That legislation also contains provisions that, over time, could result in higher regulatory capital requirements and loan loss provisions for the Bank, and may increase interest expense due to the ability in July 2011 to pay interest on all demand deposits. In addition, there have been proposals made by members of Congress and others that would reduce the amount delinquent borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution's ability to foreclose on mortgage collateral. These proposals could result in credit losses or increased expense in pursuing our remedies as a creditor. Recent regulatory changes impose limits on our ability to charge overdraft fees, which may decrease our non-interest income as compared to more recent prior periods.

The potential exists for additional federal or state laws and regulations, or changes in policy, affecting many aspects of our operations, including capital levels, lending and funding practices, and liquidity standards. New laws and regulations may increase our costs of regulatory compliance and of doing business and otherwise affect our operations, and may significantly affect the markets in which we do business, the markets for and value of our loans and investments, the fees we can charge and our ongoing operations, costs and profitability.

We rely on our management and other key personnel, and the loss of any of them may adversely affect our operations.

We are and will continue to be dependent upon the services of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key commercial loan officers. The unexpected loss of services of any key management personnel or commercial loan officers could have an adverse effect on our business and financial condition because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Environmental liability associated with lending activities could result in losses.

In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances were discovered on any of these properties, we could be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit use of properties we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

Failure to implement new technologies in our operations may adversely affect our growth or profits.

The market for financial services, including banking services and consumer finance services is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, Internet-based banking, and telebanking. Our ability to compete successfully in our markets may depend on the extent to which we are able to exploit such technological changes. However, we can provide no assurance that we will be able to properly or timely anticipate or implement such technologies or properly train our staff to use such technologies. Any failure to adapt to new technologies could adversely affect our business, financial condition or operating results.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation, commonly referred to as the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is subject to the same market forces that affect the price of common stock in any company.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company owns and leases its properties. Listed herewith are the locations of properties owned or leased as of December 31, 2010, in which the banking offices are located; all properties are in good condition and adequate for the Bank's purposes:

Office	Address	Ownership
Main	115 South Main Street P.O. Box 5098 Jersey Shore, Pennsylvania 17740	Owned
Bridge Street	112 Bridge Street Jersey Shore, Pennsylvania 17740	Owned
DuBoistown	2675 Euclid Avenue Williamsport, Pennsylvania 17702	Owned
Williamsport	300 Market Street P.O. Box 967 Williamsport, Pennsylvania 17703-0967	Owned
Montgomery	9094 Rt. 405 Highway Montgomery, Pennsylvania 17752	Owned
Lock Haven	4 West Main Street Lock Haven, Pennsylvania 17745	Owned
Mill Hall	(Inside Wal-Mart), 173 Hogan Boulevard Mill Hall, Pennsylvania 17751	Under Lease
Spring Mills	3635 Penns Valley Road, P.O. Box 66 Spring Mills, Pennsylvania 16875	Owned
Centre Hall	2842 Earlystown Road Centre Hall, Pennsylvania 16828	Land Under Lease
Zion	100 Cobblestone Road Bellefonte, Pennsylvania 16823	Under Lease
State College	2050 North Atherton Street State College, Pennsylvania 16803	Land Under Lease
Montoursville	820 Broad Street Montoursville, Pennsylvania 17754	Under Lease
The M Group, Inc. D/B/A The Comprehensive Financial Group	705 Washington Boulevard Williamsport, Pennsylvania 17701	Under Lease

ITEM 3 LEGAL PROCEEDINGS

The Company is subject to lawsuits and claims arising out of its business. In the opinion of management, after review and consultation with counsel, any proceedings that may be assessed will not have a material adverse effect on the consolidated financial position of the Company.

ITEM 4 (REMOVED AND RESERVED)

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the NASDAQ Global Select Market under the symbol "PWOD". The following table sets forth (1) the quarterly high and low close prices for a share of the Company's common stock during the periods indicated, and (2) quarterly dividends on a share of the Common Stock with respect to each quarter since January 1, 2006. The following quotations represent prices between buyers and sellers and do not include retail markup, markdown or commission. They may not necessarily represent actual transactions.

	High	Low	Dividends Declared
2008:			
First quarter	$ 33.47	$ 29.66	$ 0.46
Second quarter	33.15	33.01	0.46
Third quarter	35.00	29.00	0.46
Fourth quarter	30.40	23.00	0.46
2009:			
First quarter	$ 25.61	$ 23.00	$ 0.46
Second quarter	31.81	24.89	0.46
Third quarter	34.25	29.89	0.46
Fourth quarter	33.24	30.37	0.46
2010:			
First quarter	$ 34.03	$ 30.04	$ 0.46
Second quarter	34.50	26.76	0.46
Third quarter	33.15	29.41	0.46
Fourth quarter	41.26	31.97	0.46

The Bank has paid cash dividends since 1941. The Company has paid dividends since the effective date of its formation as a bank holding company. It is the present intention of the Registrant's Board of Directors to continue the dividend payment policy; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions, and other factors relevant at the time the Board of Directors of the Company considers dividend policy. Cash available for dividend distributions to shareholders of the Company primarily comes from dividends paid by the Bank to the Company. Therefore, the restrictions on the Bank's dividend payments are directly applicable to the Company. See also the information appearing in Note 19 to Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for additional information related to dividend restrictions.

Under the Pennsylvania Business Corporation Law of 1988 a corporation may not pay a dividend, if after giving effect thereto, the corporation would be unable to pay its debts as they become due in the usual course of business and after giving effect thereto the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights are superior to those receiving the dividend.

As of March 1, 2011, the Company had approximately 1,260 shareholders of record.

Following is a schedule of the shares of the Company's common stock purchased by the Company during the fourth quarter of 2010.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) Purchased	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 (October 1-October 31, 2010)	—	$ —	—	76,776
Month #2 (November 1-November 30, 2010)	—	—	—	76,776
Month #3 (December 1-December 31, 2010)	—	—	—	76,776

Set forth below is a line graph comparing the yearly dollar changes in the cumulative shareholder return on the Company's common stock against the cumulative total return of the S&P 500 Stock Index, NASDAQ Bank Index, and NASDAQ Composite for the period of five fiscal years assuming the investment of $100.00 on December 31, 2005 and assuming the reinvestment of dividends. The shareholder return shown on the graph below is not necessarily indicative of future performance.



Total Return Performance
140
120
100
80
60
40
Index Value
Penns Woods Bancorp, Inc.
S&P 500
NASDAQ Composite
NASDAQ Bank Index
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

	Period Ending					
Index	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
Penns Woods Bancorp, Inc.	100.00	101.75	92.33	69.58	104.37	135.34
S&P 500	100.00	115.79	122.16	76.96	97.33	111.99
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
NASDAQ Bank Index	100.00	113.82	91.16	71.52	59.87	68.34

ITEM 6 SELECTED FINANCIAL DATA

The following table sets forth certain financial data as of and for each of the years in the five-year period ended December 31, 2010.

(In Thousands, Except Per Share Amounts)	2010	2009	2008	2007	2006
Consolidated Statement of Income Data:					
Interest income	$ 36,362	$ 36,191	$ 36,108	$ 35,949	$ 33,753
Interest expense	9,868	12,398	14,832	16,447	14,210
Net interest income	26,494	23,793	21,276	19,502	19,543
Provision for loan losses	2,150	917	375	150	635
Net interest income after provision for loan losses	24,344	22,876	20,901	19,352	18,908
Noninterest income	7,459	2,287	5,456	7,478	9,029
Noninterest expense	19,492	19,812	17,949	17,316	16,329
Income before income taxes	12,311	5,351	8,408	9,514	11,608
Applicable income taxes	1,382	(742)	405	637	1,961
Net income	$ 10,929	$ 6,093	$ 8,003	$ 8,877	$ 9,647
Consolidated Balance Sheet at End of Period:					
Total assets	$ 691,688	$ 676,204	$ 652,803	$ 628,138	$ 592,285
Loans	415,557	405,529	381,478	360,478	360,384
Allowance for loan losses	(6,035)	(4,657)	(4,356)	(4,130)	(4,185)
Deposits	517,508	497,287	421,368	389,022	395,191
Long-term debt	71,778	86,778	86,778	106,378	82,878
Shareholders' equity	66,620	66,916	61,027	70,559	74,594
Per Share Data:					
Earnings per share - Basic	$ 2.85	$ 1.59	$ 2.07	$ 2.28	$ 2.45
Earnings per share - Diluted	2.85	1.59	2.07	2.28	2.45
Cash dividends declared	1.84	1.84	1.84	1.79	1.73
Book value	17.37	17.45	15.93	18.21	19.12
Number of shares outstanding, at end of period	3,835,157	3,834,114	3,831,500	3,875,632	3,900,742
Average number of shares outstanding-basic	3,834,255	3,832,789	3,859,724	3,886,277	3,934,138
Selected financial ratios:					
Return on average shareholders' equity	15.30%	9.66%	12.02%	12.14%	12.93%
Return on average total assets	1.56%	0.92%	1.27%	1.49%	1.67%
Net interest margin	4.57%	4.40%	4.14%	3.95%	4.06%
Dividend payout ratio	64.56%	115.74%	88.67%	78.33%	70.51%
Average shareholders' equity to average total assets	10.19%	9.50%	10.53%	12.23%	12.92%
Loans to deposits, at end of period	80.30%	81.55%	90.53%	92.66%	91.19%

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Management's Discussion and Analysis of Financial Condition and Results of Operation in the Annual Report are incorporated in their entirety by reference under this Item 7.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk for the Company is comprised primarily from interest rate risk exposure and liquidity risk. Interest rate risk and liquidity risk management is performed at the Bank level as well as the Company level. The Company's interest rate sensitivity is monitored by management through selected interest rate risk measures produced internally. Additional information and details are provided in the Interest Sensitivity section of Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements and notes thereto contained in the Annual Report are incorporated in their entirety by reference under this Item 8.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer, conducted and evaluated the effectiveness as of December 31, 2010 of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

There have been no changes in the Company's internal control over financial reporting during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. Management's assessment did not identify any material weaknesses in the Company's internal control over financial reporting.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because there were no material weaknesses discovered, management believes that, as of December 31, 2010, the Company's internal control over financial reporting was effective.

S.R. Snodgrass, A.C. an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K, as part of the audit, has issued a report, which appears below, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010.

Date: March 8, 2011


Chief Executive Officer


Chief Financial Officer
(Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Board of Directors and Shareholders
Penns Woods Bancorp, Inc.

We have audited Penns Woods Bancorp, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Penns Woods Bancorp, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penns Woods Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Penns Woods Bancorp, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 8, 2011, expressed an unqualified opinion.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
March 8, 2011

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing under the captions "The Board of Directors and Committees," "Election of Directors," "Information as to Nominees and Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Principal Officers of the Corporation," and "Certain Transactions" in the Company's Proxy Statement dated March 23, 2011 (the "Proxy Statement") is incorporated herein by reference.

ITEM 11 EXECUTIVE COMPENSATION

Information appearing under the captions "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation and Benefits Committee Report," "Executive Compensation," "Grants of Plan-Based Awards," "Outstanding Equity Awards," "Option Exercises and Stock Vested," "Nonqualified Deferred Compensation," "Retirement Plan," and "Potential Post-Employment Payments" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing under the captions "Election of Directors" and "Certain Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The information appearing in the Proxy Statement under the captions, "Audit Fees," "Audit-Related Fees," "Tax Fees," "All Other Fees," and "Audit Committee Pre-Approval Policies and Procedures" is incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements

The following consolidated financial statements and reports are set forth in Item 8:

Report of Independent Auditors
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements

2. Financial Statement Schedules

Financial statement schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

(b) Exhibits:

(3) (i) Articles of Incorporation of the Registrant, as presently in effect (incorporated by reference to Exhibit 3(i) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).

(3) (ii) Bylaws of the Registrant as presently in effect (incorporated by reference to Exhibit 3(ii) of the Registrant's Current Report on Form 8-K filed on June 17, 2005).

(10) (i) Employment Agreement, dated August, 1991, between Jersey Shore State Bank and Ronald A. Walko (incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on form S-4, No. 333-65821).*

(10) (ii) Employee Severance Benefit Plan, dated May 30, 1996, for Ronald A. Walko (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on form S-4, No. 333-65821).*

(10) (iii) Penns Woods Bancorp, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on form S-4, No. 333-65821).*

(10) (iv) Form of First Amendment to the Jersey Shore State Bank Amendment and Restatement of the Director Fee Agreement, dated as of October 1, 2004 (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on Form 8-K filed on June 29, 2006).

(10) (v) Consulting Agreement, dated July 18, 2005 between Hubert A. Valencik and Penns Woods Bancorp, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on July 18, 2005).

(10) (vi) Consulting Agreement, dated September 28, 2010, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and William H. Rockey (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on 8-K filed on October 4, 2010).*

(10) (vii) Employment Agreement, dated June 1, 2010, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and Brian L. Knepp (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 3, 2010).*

(10) (viii) Employment Agreement, dated October 29, 2010, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and Richard A. Grafmyre (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on November 2, 2010).*

(21) Subsidiaries of the Registrant.

(23) Consent of Independent Certified Public Accountants.

(31) (i) Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.

(31) (ii) Rule 13a-14(a)/Rule 15d-14(a) Certification of Principal Financial Officer.

(32) (i) Section 1350 Certification of Chief Executive Officer.

(32) (ii) Section 1350 Certification of Principal Financial Officer.

*Denotes compensatory plan or arrangement.

EXHIBIT INDEX

(21) Subsidiaries of the Registrant.

(23) Consent of Independent Certified Public Accountants.

(31) (i) Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.

(31) (ii) Rule 13a-14(a)/Rule 15d-14(a) Certification of Principal Financial Officer.

(32) (i) Section 1350 Certification of Chief Executive Officer.

(32) (ii) Section 1350 Certification of Principal Financial Officer.

Exhibit 21

Subsidiaries of the Registrant

	State or Jurisdiction Under the Law of Which Organized
Jersey Shore State Bank	Pennsylvania
Woods Real Estate Development Company, Inc.	Pennsylvania
Woods Investment Company, Inc.	Delaware
The M Group (Subsidiary of the Bank)	Pennsylvania

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Penns Woods Bancorp, Inc.

We consent to the incorporation by reference in the Registration Statements (Nos. 333-134585 and 333-58682) on Form S-8 of Penns Woods Bancorp, Inc. of our reports dated March 8, 2011, relating to our audits of the consolidated financial statements and internal controls over financial reporting, included in and incorporated by reference in the Annual Report on Form 10-K of Penns Woods Bancorp, Inc. for the year ended December 31, 2010.

S.R. Snodgrass, A.C.
Wexford, PA
March 8, 2011

Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer

I, Richard A. Grafmyre, certify that:

1. I have reviewed this annual report on Form 10-K of Penns Woods Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2011



Richard A. Grafmyre
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31(i)

Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer

I, Brian L. Knepp, certify that:

1. I have reviewed this annual report on Form 10-K of Penns Woods Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2011



Brian L. Knepp
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Exhibit 32 (i)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Penns Woods Bancorp, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard A. Grafmyre, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



Richard A. Grafmyre
Chief Executive Officer
March 8, 2011

Exhibit 32 (ii)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Penns Woods Bancorp, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian L. Knepp, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



Brian L. Knepp
Chief Financial Officer
March 8, 2011

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 8, 2011



PENNS WOODS BANCORP, INC.

BY: RICHARD A. GRAFMYRE,
President & Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:



Richard A. Grafmyre, President, Chief Executive Officer and Director (Principal Executive Officer)	March 8, 2011



Ronald A. Walko, Chairman of the Board	March 8, 2011



Brian L. Knepp, Chief Financial Officer (Principal Financial Officer)	March 8, 2011



Michael J. Casale, Jr., Director	March 8, 2011



H. Thomas Davis, Jr., Director	March 8, 2011



James M. Furey II, Director	March 8, 2011



D. Michael Hawbaker, Director	March 8, 2011



Leroy H. Keiler III, Director	March 8, 2011



R. Edward Nestlerode, Jr., Director	March 8, 2011



James E. Plummer, Director	March 8, 2011



William H. Rockey, Director	March 8, 2011



Hubert A. Valencik, Director	March 8, 2011

Management & Board of Directors

(Penns Woods Bancorp, Inc. & Jersey Shore State Bank)

Officers

Ronald A. Walko . . . . Chairman of the Board
Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Richard A. Grafmyre . . . . President & Chief Executive Officer of
Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Ann M. Riles . . . . Senior Vice President & Chief Credit Officer
Paul R. Mamolen . . . . Senior Vice President & Chief Operating Officer of
The Comprehensive Financial Group
Brian L. Knepp . . . . Chief Financial Officer/Cashier & Secretary
Robert J. Glunk . . . . Vice President of Branch Administration & Business Development
Stephen M. Tasselli . . . . Senior Vice President & Commercial Loan Manager
G. David Gundy . . . . Senior Vice President
Gerald J. Seman . . . . Vice President & Mortgage Officer
Leslie K. Benshoff . . . . Vice President & Bank Secrecy Officer
John R. Frey . . . . Vice President & Chief Compliance Officer
Craig A. Russell . . . . Vice President & Branch Manager
David R. Palski . . . . Vice President & Branch Manager
Marilyn R. Neyhart . . . . Vice President Loan System Administrator & Assistant Secretary
Larry G. Garverick . . . . Vice President Loan Documentation Review Officer
William V. Mauck . . . . Vice President Operations
Michael A. Musto . . . . Vice President and Commercial Loan Officer
Janine E. Packer . . . . Controller
Tammy L. Gunsallus . . . . Vice President & Branch Manager
Roxanna M. Chapman . . . . Vice President Loan Servicing
Mark A. Beatty . . . . Vice President Technology, Communications, Security, Facilities
Aaron J. Cunningham . . . . Vice President Credit & Risk Management
Lori A. Strimple . . . . Vice President Marketing

Registered Representatives For The Comprehensive Financial Group

Stephen D. Lowe . . . . Williamsport Branch

Directors

Michael J. Casale, Jr. . . . . Attorney, Casale & Bonner P.C.
H. Thomas Davis, Jr. . . . . Chairman & CEO, Davis Insurance Agency, Inc,
James M. Furey, II . . . . President & Owner, Eastern Wood Products Company
Richard A. Grafmyre . . . . President & Chief Executive
Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
D. Michael Hawbaker . . . . Executive Vice President, Glenn O. Hawbaker, Inc.
Leroy H. Keiler, III . . . . Attorney, Leroy H. Keiler, III
R. Edward Nestlerode, Jr. . . . . Vice President of Nestlerode Contracting Co., Inc.
James E. Plummer . . . . Retired, Former President of Lock Haven Savings Bank;
Secretary, Jersey Shore State Bank
Hubert A. Valencik . . . . Retired, Former Senior Vice President of Penns Woods Bancorp, Inc.;
Former Senior Vice President & Chief Operations Officer of
Jersey Shore State Bank
William H. Rockey . . . . Retired, Senior Vice President of Penns Woods Bancorp, Inc.
& Jersey Shore State Bank
Ronald A. Walko . . . . Chairman of the Board; Former, President & Chief Executive Officer
of Penns Woods Bancorp, Inc. & Jersey Shore State Bank

Honorary Directors

Phillip H. Bower
Lynn S. Bowes
Raymond D. Eck
Robert H. Kauffeld
Allan W. Lugg
Jay H. McCormick
Howard M. Thompson

MAIN OFFICE
Tammy L. Gunsallus, Manager
115 South Main Street, Jersey Shore, PA 17740
Phone (570) 398-2213
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday Drive-In Only 8:30 am to 12:00 pm
Drive-up ATM Available

BRIDGE STREET OFFICE
Tammy L. Gunsallus, Manager
112 Bridge Street, Jersey Shore, PA 17740
Phone (570) 398-4400
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm

DUBOISTOWN OFFICE
Rebecca L. Frank, Manager
2675 Euclid Avenue, Williamsport, PA 17702
Phone (570) 326-3731
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

WILLIAMSPORT OFFICE
David R. Palski, Manager
300 Market Street, Williamsport, PA 17701
Phone (570) 322-1111
Toll-Free 1-888-412-5772
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday Lobby 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Wednesday Drive-In open until 4:30 pm
Walk-up ATM Available

MONTGOMERY OFFICE
Beverly S. Rupert, Manager
9094 Rt. 405 Highway, Montgomery, PA 17752
Phone (570) 547-6642
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

LOCK HAVEN OFFICE
Craig A. Russell, Manager
4 West Main Street, Lock Haven, PA 17745
Phone (570) 748-7785
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

MILL HALL OFFICE
Craig A. Russell, Manager
(Inside WAL-MART)
173 Hogan Boulevard, Mill Hall, PA 17751
Phone (570) 748-8680
Monday thru Wednesday 9:00 am to 6:00 pm
Thursday & Friday 9:00 am to 8:00 pm
Saturday 9:00 am to 4:00 pm
Walk-up ATM Available

SPRING MILLS OFFICE
Bonnie H. Ripka, Manager
3635 Penns Valley Road, Spring Mills, PA 16875
Phone (814) 422-8836
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

CENTRE HALL OFFICE
Bonnie H. Ripka, Manager
2842 Earlystown Road, Centre Hall, PA 16828
Phone (814) 364-1600
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Walk-up ATM Available

ZION OFFICE
Diana Blazina, Asst. Manager
100 Cobblestone Road, Bellefonte, PA 16823
Phone (814) 383-2700
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

STATE COLLEGE OFFICE
Patricia K. Stauffer, Manager
2050 North Atherton Street, State College, PA 16803
Phone (814) 235-1710
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

MONTOURSVILLE OFFICE
Michelle M. Lawson, Manager
820 Broad Street, Montoursville, PA 17754
Phone (570) 368-1200
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

THE M GROUP, INC.
D/B/A THE COMPREHENSIVE FINANCIAL GROUP
Paul R. Mamolen, COO
705 Washington Boulevard, Williamsport, PA 17701
Phone (570)-322-4627

INTERNET BANKING
www.jssb.com

TELEPHONE BANKING
Phone (570) 320-2029 or 1-877-520-2265

Member of the Federal Deposit Insurance Corporation

Jersey Shore State Bank Locations


LYCOMING COUNTY
CLINTON COUNTY
MONTOURSVILLE
JERSEY SHORE
WILLIAMSPORT
DUBOISTOWN
LOCK HAVEN
MONTGOMERY
MILL HALL
CENTRE COUNTY
ZION
SPRING MILLS
CENTRE HALL
STATE COLLEGE

Penns Woods Bancorp, Inc.
P.O. Box 967
300 Market Street
Williamsport, PA 17703-0967